UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
TKN Holdings Inc.

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    January 4, 2022

Physical address of issuer
1s785 Ironwood Lane, Wheaton, IL 60189

Website of issuer
tknevents.com or revolution.fan

Name of intermediary through which the Offering will be conducted
ChainRaise Portal, LLC

CIK number of intermediary
0001870874

SEC file number of intermediary
007-00314

CRD number, if applicable, of intermediary
316068

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
5.0% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
N/A

Name of qualified third party "Escrow Agent" which the Offering will utilize
Fortress Trust

Type of security offered
Simple Agreement for Equity and Future Tokens ("SAEFT")

Target number of Securities to be offered
50,000

Price (or method for determining price)
$0.20

Target offering amount
$10,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other:

Maximum offering amount (if different from target offering amount)
$5,000,000.00

Deadline to reach the target offering amount
October 7, 2023

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be canceled and committed funds will be returned.

Current number of employees
4

	Most recent fiscal year-end	**Prior fiscal year-end**
Total Assets	$944,526.00	N/A
Cash & Cash Equivalents	$299,924.00	N/A
Accounts Receivable	$0.00	N/A
Short-term Debt	$0.00	N/A
Long-term Debt	$0.00	N/A
Revenues/Sales	$0.00	N/A
Cost of Goods Sold	$0.00	N/A
Taxes Paid	$0.00	N/A
Net Income	($663,184.00)	N/A

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

August 19, 2022

FORM C

Up to $5,000,000.00

TKN Holdings Inc.



SIMPLE AGREEMENT FOR EQUITY AND FUTURE TOKENS
("SAEFT")

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by TKN Holdings Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in SAEFT of the Company (the "Securities"). Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $10,000.00 and up to $5,000,000.00 from Investors in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $250 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior to sale and withdrawal at any time.

4

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through ChainRaise Portal, LLC (the "Intermediary"). The Intermediary will be entitled to receive 5% of the amount raised in the Offering.

	Price to Investors	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$250	$0	$250
Aggregate Minimum Offering Amount	$10,000.00	$500.00	$9,500.00
Aggregate Maximum Offering Amount	$5,000,000.00	$250,000.00	$4,750,000.00

(1)   This excludes fees to the Company's advisors, such as attorneys and accountants.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at tknevents.com or revolution.fan no later than 120 days after the end of the Company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in

this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is August 19, 2022.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY, AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

NA, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS

OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Disclaimer of Television Presentation

The Company's officers may participate in the filming of a television series and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "Presentation"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C.

Accordingly, the statements made in the Presentation, unless reiterated in the offering materials provided herein, should not be applied to the Company's business and operations as of the date of this offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at: tknevents.com or revolution.fan

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning the terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

TKN Holdings, Inc. (the "Company") is a Delaware Corporation, formed originally formed as a limited liability company on January 4, 2022 and subsequently converted into a corporation on July 26, 2022.

The Company is located at 1s785 Ironwood Lane, Wheaton, IL 60189.

The Company's website is tknevents.com or revolution.fan.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

We provide a fan commerce platform for major leagues, live events, music, and art . We charge a subscription fee and flat fees for our services which our clients pay monthly and through transactions.

The Offering

Minimum amount of SAEFT being offered	50,000
Total SAEFT outstanding after Offering (if minimum amount reached)	15,050,000
Maximum amount of SAEFT	25,000,000
Total SAEFT outstanding after Offering (if maximum amount reached)	40,000,000
Purchase price per Security	$0.20
Minimum investment amount per investor	$250
Offering deadline	October 7, 2023
Use of proceeds	See the description of the use of proceeds on page 39 hereof.
Voting Rights	See the description of the voting rights on page 45 hereof.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have no operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
We were incorporated under the laws of Delaware on January 4, 2022. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

We plan to implement new lines of business or offer new products and services within existing lines of business.

There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition, or results of operations may be adversely affected.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Adam Jones who is the Founder and CEO of the Company. The Company has or intends to enter into employment agreements with Adam Jones although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Adam Jones or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We rely on various intellectual property rights, including patents and trademarks in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.

We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.

Consumer preferences our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, because of our varied customer base, we must offer an array of products that satisfy the broad spectrum of consumer preferences. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

The United States tax rules applicable to an investment in the Securities and the underlying Bitcoins are uncertain and the tax consequences to an investor of an investment in the Securities could differ from the investor's expectations.

The tax rules applicable to the Securities and the underlying Bitcoins held by the Company are complex, and no statutory, judicial, or administrative authority directly addresses the characterization of an investment in Bitcoins. The tax consequences to an Investor of the Securities could differ from the Investor's expectations. Investor's should consult their own tax advisors.

Regulatory changes or actions may alter the nature of an investment in the Securities or restrict the use of Bitcoins or the operation of the Bitcoin network in a manner that adversely affects an investment in the Securities.

Until recently, little or no regulatory attention has been directed toward Bitcoins and the Bitcoin network by U.S. federal and state governments, foreign governments and self-regulatory agencies. As Bitcoins have grown in popularity and in market size, the U.S. Congress and certain U.S. agencies (e.g., FinCEN and the Federal Bureau of Investigation) have begun to examine the operations of the Bitcoin network, Bitcoin users and the Bitcoin exchange market. Local state regulators such as the California Department of Financial Institutions and the New York State Department of Financial Services have also initiated examinations of Bitcoin. Additionally, a U.S. federal magistrate judge in the U.S. District Court for the Eastern District of Texas has ruled that "Bitcoin is a currency or form of money," although there is no indication yet whether other courts or federal or state regulators will follow the federal magistrate's opinion. There is a possibility of future regulatory change altering, perhaps to a material extent, the nature of an investment in the Securities or the ability of the Company to continue to operate. Currently, neither the SEC nor the CFTC has formally asserted regulatory authority over the Bitcoin network or Bitcoin trading and ownership. To the extent that Bitcoins are determined to be a security, commodity future or other regulated asset, or to the extent that a U.S. or foreign government or quasi-governmental agency exerts regulatory authority over the Bitcoin network or Bitcoin trading and ownership, trading or ownership in Bitcoins or the Securities may be adversely affected.

To the extent that future regulatory actions or policies limit the ability to exchange Bitcoins or utilize them for payments, the demand for Bitcoins will decrease.

New regulations may make it more difficult to acquire and/or use Bitcoins. Furthermore, regulatory actions may limit the ability of end-users to convert Bitcoins into fiat currency (e.g., U.S. Dollars) or use Bitcoins to pay for goods and services. Such regulatory actions or policies would negatively affect our business and decrease the value of the Securities.

Bitcoin currently faces an uncertain regulatory landscape in not only the United States but also in many foreign jurisdictions such as the European Union.

While the German Ministry of Finance has declared Bitcoin to be "Rechnungseinheiten" (a form of private money that is recognized as a unit of account, but not recognized in the same manner as fiat currency), most regulatory bodies have not yet issued official statements regarding intention to regulate or determinations on regulation of Bitcoin, Bitcoin users and the Bitcoin network. Conversely, regulatory bodies in some countries such as Canada and India have declined to exercise regulatory authority when afforded the opportunity. Various foreign jurisdictions may, in the near future, adopt laws, regulations or directives that affect the Bitcoin network and its users, particularly Bitcoin exchanges and service providers that fall within such jurisdictions' regulatory scope. Such laws, regulations or directives may conflict with those of the United States and may negatively impact the acceptance of Bitcoins by users, merchants and service providers outside of the United States and may therefore impede the growth of the Bitcoin economy. We are not able to predict the effect of any future regulatory change on the Company or Bitcoins, but such change could be substantial and adverse to the Company or the value of the Shares.

The Company may be deemed a "money transmitter."

To the extent that the activities of the Company cause it to be deemed a "money transmitter" under the regulations promulgated by FinCEN under the authority of the U.S. Bank Secrecy Act, the Company may be required to comply with FinCEN regulations, including those that would mandate the Company to implement anti-money laundering programs, make certain reports to FinCEN and maintain certain records. Such additional regulatory obligations may cause the Company to incur extraordinary expenses, possibly affecting an investment in the Securities in a material and adverse manner. Additionally, certain states including California, Idaho and New York require Bitcoin businesses to register on the state level as money transmitters.

The lending industry is highly regulated and changes in regulations or in the way regulations are applied to our business could adversely affect our business.

The regulatory environment in which lending institutions operate has become increasingly complex, and following the financial crisis of 2008, supervisory efforts to enact and apply relevant laws, regulations and policies have become more intense. Changes in laws or regulations or the regulatory application or judicial interpretation of the laws and regulations applicable to us could adversely affect our ability to operate in the manner in which we currently conduct business or make it more difficult or costly for us to originate or otherwise make additional loans, or for us to collect payments on loans by subjecting us to additional licensing, registration and other regulatory requirements in the future or otherwise. For example, if our loans were determined for any reason not to be commercial loans, we would be subject to many additional requirements, and our fees and interest arrangements could be challenged by regulators or our customers. A material failure to comply with any such laws or regulations could result in regulatory actions, lawsuits and damage to our reputation, which could have a material adverse effect on our business and financial condition and our ability to originate and service loans and perform our obligations to investors and other constituents.

A proceeding relating to one or more allegations or findings of our violation of such laws could result in modifications in our methods of doing business that could impair our ability to collect payments on our loans or to acquire additional loans or could result in the requirement that we pay damages and/or cancel the balance or other amounts owing under loans associated with such violation.

We are subject to the Dodd-Frank Wall Street Reform and Consumer Protection Act.
The Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, was signed into law on July 21, 2010. The Dodd-Frank Act significantly changes federal financial services regulation and affects, among other things, the lending, deposit, investment, trading, and operating activities of financial institutions and their holding companies. The Dodd-Frank Act requires extensive rulemaking by various regulatory agencies. The Dodd-Frank Act rulemaking process is ongoing and any changes resulting from such process, as well as any other changes in the laws or regulations applicable to us more generally, may negatively impact the profitability of our business activities, require us to change certain of our business practices, materially affect our business model, limit the activities in which we may engage, affect retention of key personnel, require us to raise additional regulatory capital, increase the amount of liquid assets that we hold, otherwise affect our funding profile or expose us to additional costs (including increased compliance costs). Any such changes may also require us to invest significant management attention and resources to make any necessary changes and may adversely affect our ability to conduct our business as previously conducted or our results of operations or financial condition. As such, we cannot predict and may not be able to anticipate all the effects of the Dodd-Frank Act on our financial condition or operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.
We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

The collection, processing, storage, use and disclosure of personal data could give rise to liabilities as a result of governmental regulation, conflicting legal requirements or differing views of personal privacy rights.

We receive, collect, process, transmit, store and use a large volume of personally identifiable information and other sensitive data from customers and potential customers. There are federal, state and foreign laws regarding privacy, recording telephone calls and the storing, sharing, use, disclosure and protection of personally identifiable information and sensitive data. Specifically, personally identifiable information is increasingly subject to legislation and regulations to protect the privacy of personal information that is collected, processed and transmitted. Any violations of these laws and regulations may require us to change our business practices or operational structure, address legal claims and sustain monetary penalties and/or other harms to our business.

The regulatory framework for privacy issues in the United States and internationally is constantly evolving and is likely to remain uncertain for the foreseeable future. The interpretation and application of such laws is often uncertain, and such laws may be interpreted and applied in a manner inconsistent with our current policies and practices or require changes to the features of our platform. If either we or our third party service providers are unable to address any privacy concerns, even if unfounded, or to comply with applicable laws and regulations, it could result in additional costs and liability, damage our reputation and harm our business.

The Consumer Financial Protection Bureau or CFPB is a new agency, and there continues to be uncertainty as to how the agency's actions or the actions of any other new agency could impact our business or that of our issuing banks.

The CFPB, which commenced operations in July 2011, has broad authority over the businesses in which we engage. This includes authority to write regulations under federal consumer financial protection laws, such as the Truth in Lending Act and the Equal Credit Opportunity Act, and to enforce those laws against and examine large financial institutions, such as our issuing banks, for compliance. The CFPB is authorized to prevent "unfair, deceptive or abusive acts or practices" through its regulatory, supervisory and enforcement authority. To assist in its enforcement, the CFPB maintains an online complaint system that allows consumers to log complaints with respect to various consumer finance products, including the loan products we facilitate. This system could inform future CFPB decisions with respect to its regulatory, enforcement or examination focus.

We are subject to the CFPB's jurisdiction, including its enforcement authority. The CFPB may request reports concerning our organization, business conduct, markets and activities. The CFPB may also conduct on-site examinations of our business on a periodic basis if the CFPB were to determine, through its complaint system, that we were engaging in activities that pose risks to consumers.

There continues to be uncertainty as to how the CFPB's strategies and priorities, including in both its examination and enforcement processes, will impact our businesses and our results of operations going forward. Our compliance costs and litigation exposure could increase materially if the CFPB or other regulators enact new regulations, change regulations that were previously adopted, modify, through supervision or enforcement, past regulatory guidance, or interpret existing regulations in a manner different or stricter than have been previously interpreted.

Negative public opinion could damage our reputation and adversely affect our business.

Reputation risk, or the risk to our business from negative public opinion, is inherent in our business. Negative public opinion can result from our actual or alleged conduct in any number of activities, including lending and debt collection practices, corporate governance, and actions taken by government regulators and community organizations in response to those activities. Negative

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public opinion can also result from media coverage, whether accurate or not. Negative public opinion can adversely affect our ability to attract and retain customers and employees and can expose us to litigation and regulatory action.

Our epay and money transfer businesses may be susceptible to fraud and/or credit risks occurring at the retailer and/or consumer level, which could adversely affect our business.
We contract with retailers that accept payment on our behalf, which we then transfer to a trust or other operating account for payment to content providers. In the event a retailer does not transfer to us payments that it receives for prepaid content sales, whether as a result of fraud, insolvency, billing delays or otherwise, we are responsible to the content provider for the cost of the product sold. We can provide no assurance that retailer fraud or insolvency will not increase in the future or that any proceeds we receive under our credit enhancement insurance policies will be adequate to cover losses resulting from retailer fraud, which could have a material adverse effect on our business, financial condition and results of operations.

Our regulatory compliance programs and other enterprise risk management efforts cannot eliminate all systemic risk.
We have devoted significant time and energy to develop our enterprise risk management program, including substantially expanded regulatory compliance policies and procedures. We expect to continue to do so in the future. The goal of enterprise risk management is not to eliminate all risk, but rather to identify, assess and rank risk. The goal of regulatory compliance policies is to have formal written procedures in place that are intended to reduce the risk of inadvertent regulatory violations. Nonetheless, our efforts to identify, monitor and manage risks may not be fully effective. Many of our methods of managing risk and exposures depend upon the implementation of federal and state regulations and other policies or procedures affecting our customers or employees. Management of operational, legal and regulatory risks requires, among other things, policies and procedures, and these policies and procedures may not be fully effective in managing these risks.

While many of the risks that we monitor and manage are described in this Risk Factors section of this Memorandum, our business operations could also be affected by additional factors that are not presently described in this section or known to us or that we currently consider immaterial to our operations.

We may face competition from other companies that offer smart card technology, other innovative payment technologies and payment processing, which could result in loss of our existing business and adversely impact our ability to successfully market additional products and services.
Our primary competitors in the payment processing market include other independent processors, as well as financial institutions, independent sales organizations, and, potentially card networks. Many of our competitors are companies who are larger than we are and have greater financial and operational resources than we have. These factors may allow them to offer better pricing terms or incentives to customers, which could result in a loss of our potential or current customers or could force us to lower our prices as well. Either of these actions could have a significant effect on our revenues and earnings.

In addition to competition that our system faces from the use of cash, checks, credit and debit cards, existing payment systems and the providers of financial services and low cost bank accounts, there are a number of other products that use smart card technology in connection with a funds transfer system. During the past several years, smart card technology has become increasingly prevalent. We believe that the most competitive product in this marketplace is EMV, a system that is promoted by most of the major card companies such as Visa, MasterCard, JCB and American Express. Also, governments and financial institutions are, to an increasing extent, implementing general-purpose reloadable prepaid cards as a low-cost alternative to provide financial services to the unbanked population. Moreover, while we see the acceptance over time of using a mobile phone to facilitate financial services as an opportunity, there is a risk that other companies will be able to introduce such services to the marketplace successfully and that customers may prefer those services to ours, based on technology, price or other factors.

If our brand or reputation is damaged, the attractive characteristics that we offer retailers may diminish, which could diminish the value of our business.

We are currently an attractive brand for our customers because our products are high quality and generate a high level of retail sales at a premium margin relative to their shelf space. This is due to both our premium price point and our sales velocity. If our brand or reputation is damaged for any reason, consumers may no longer be willing to pay a premium price for our products and we may no longer be able to generate a high sales velocity at our then-current prices. If we no longer offer these characteristics, retailers may decrease their orders of our products and downgrade the in-store placement of our products, which could have an adverse effect on our business and results of operations.

Changes in government regulation could adversely impact our business.

The cable/media/television/internet/entertainment]industry is subject to extensive legislation and regulation at the federal and local levels and, in some instances, at the state level. Additionally, our products or services are also subject to regulation, and additional regulation is under consideration. Many aspects of such regulation are currently the subject of judicial and administrative proceedings, legislative and administrative proposals, and lobbying efforts by us and our competitors. Legislation under consideration could entirely rewrite our principal regulatory statute, and the FCC and/or Congress may attempt to change the classification of or change the way that our products or services are regulated and/or change the framework under which broadcast signals are carried, remove the copyright compulsory license and changing rights and obligations of our competitors. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We face risks relating to competition for the leisure time and discretionary spending of audiences, which has intensified in part due to advances in technology and changes in consumer expectations and behavior.

Our business is subject to risks relating to increasing competition for the leisure time and discretionary spending of consumers. We compete with all other sources of entertainment and information delivery. Technological advancements, such as new video formats and Internet streaming and downloading of programming that can be viewed on televisions, computers and mobile devices have increased the number of entertainment and information delivery choices available to consumers and intensified the challenges posed by audience fragmentation. The increasing number of choices available to audiences, including low-cost or free choices, could negatively impact not only consumer demand for our products and services, but also advertisers' willingness to purchase advertising from us. Our failure to effectively anticipate or adapt to new technologies and changes in consumer expectations and behavior could significantly adversely affect our competitive position and its business and results of operations.

Piracy of the Company's content may decrease the revenues received from the sale of our content and adversely affect our businesses.

The piracy of our content, products and other intellectual property poses significant challenges for us. Technological developments, such as the proliferation of cloud-based storage and streaming, increased broadband Internet speed and penetration and increased speed of mobile data transmission have made it easier to create, transmit, distribute and store high quality unauthorized copies of content in unprotected digital formats, which has in turn encouraged the creation of highly scalable businesses that facilitate, and in many instances financially benefit from, such piracy. Piracy is particularly prevalent in many parts of the world that lack effective copyright and technical legal protections or enforcement measures, and illegitimate operators based in these parts of the world can attract viewers from anywhere in the world. The proliferation of unauthorized copies and piracy of the Company's content, products and intellectual property or the products it licenses from others could result in a reduction of the revenues that the Company receives from the legitimate sale, licensing and distribution of its content and products. The Company devotes substantial resources to protecting its content, products and intellectual property, but there can be no assurance that the Company's efforts to enforce its rights and combat piracy will be successful.

Our success depends on consumer acceptance of our content and we may be adversely affected if our content fails to achieve sufficient consumer acceptance or the costs to create or acquire content increase.

We create and acquire media and entertainment content, the success of which depends substantially on consumer tastes and preferences that change in often unpredictable ways. The success of these businesses depends on our ability to consistently create, acquire, market and distribute cable network and broadcast television programming, filmed entertainment, news articles, written content, literature, music and other content that meet the changing preferences of the broad domestic and international consumer market. We have invested, and will continue to invest, substantial amounts in our content, including in the production of original content, before learning the extent to which it would earn consumer acceptance.

We also obtain a significant portion of our content from third parties, such as movie studios, television production companies, sports organizations, freelance writers, photographers and other suppliers. Competition for popular content is intense, and we may have to increase the price we are willing to pay or be outbid by our competitors for popular content. Entering into or renewing contracts for such programming rights or acquiring additional rights may result in significantly increased costs. There can be no assurance that revenue from these contracts will exceed our cost for the rights, as well as the other costs of producing and distributing the content. If our content does not achieve sufficient consumer acceptance, or if we cannot obtain or retain rights to popular content on acceptable terms, or at all, our businesses may be adversely affected.

We derive substantial revenues from the sale of advertising, and a decrease in overall advertising expenditures could lead to a reduction in the amount of advertising that companies are willing to purchase and the price at which they purchase it.

Expenditures by advertisers tend to be cyclical and have become less predictable in recent years, reflecting domestic and global economic conditions. If the economic prospects of advertisers or current economic conditions worsen, such conditions could alter current or prospective advertisers' spending priorities. In particular, advertisers in certain industries that are more susceptible to weakness in domestic and global economic conditions, such as beauty, fashion and retail and food, account for a significant portion of our advertising revenues, and weakness in these industries could have a disproportionate negative impact on our advertising revenues. Declines in consumer spending on advertisers' products due to weak economic conditions could also indirectly negatively impact our advertising revenues, as advertisers may not perceive as much value from advertising if consumers are purchasing fewer of their products or services. As a result, our advertising revenues are less predictable.

Security breaches of confidential guest information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of large volumes of guest and employee data, including credit and debit card numbers and other personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that guest and employee data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and guest and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, guests' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

Failure to execute our inventory management process could adversely affect our business.

We must also properly execute our inventory management strategies by appropriately allocating merchandise among our stores, timely and efficiently distributing inventory to stores, maintaining an appropriate mix and level of inventory in stores, appropriately changing the allocation of floor space of stores among product categories to respond to customer demand and effectively managing pricing and markdowns, and there is no assurance we will be able to do so. Failure to effectively execute our inventory management strategies could adversely affect our performance and our relationship with our customers.

Our business could suffer if we are unsuccessful in making, integrating, and maintaining commercial agreements, strategic alliances, and other business relationships.

We provide e-commerce and other services to businesses through commercial agreements, strategic alliances, and business relationships. Under these agreements, we enable sellers to offer products or services through our websites. These arrangements are complex and require substantial infrastructure capacity, personnel, and other resource commitments, which may limit the amount of business we can service. We may not be able to implement, maintain, and develop the components of these commercial relationships, which may include [web services, fulfillment, customer service, inventory management, tax collection, payment processing, hardware, content, and third-party software, and engaging third parties to perform services]. The amount of compensation we receive under certain of our commercial agreements is partially dependent on the volume of the other company's sales. Therefore, if the other company's offering is not successful, the compensation we receive may be lower than expected or the agreement may be terminated. Moreover, we may not be able to enter into additional commercial relationships and strategic alliances on favorable terms. We also may be subject to claims from businesses to which we provide these services if we are unsuccessful in implementing, maintaining, or developing these services.

As our agreements terminate, we may be unable to renew or replace these agreements on comparable terms, or at all. We may in the future enter into amendments on less favorable terms or encounter parties that have difficulty meeting their contractual obligations to us, which could adversely affect our operating results.

Our present and future e-commerce services agreements, other commercial agreements, and strategic alliances create additional risks such as: disruption of our ongoing business, including loss of management focus on existing businesses; impairment of other relationships; variability in revenue and income from entering into, amending, or terminating such agreements or relationships; and difficulty integrating under the commercial agreements.

We may not timely identify or effectively respond to consumer trends or preferences, whether involving physical retail, e-commerce retail or a combination of both retail offerings, which could negatively affect our relationship with our customers and the demand for our products and services.

It is difficult to predict consistently and successfully the products and services our customers will demand. The success of our business depends in part on how accurately we predict consumer demand, availability of merchandise, the related impact on the demand for existing products and the competitive environment, whether for customers purchasing products at our stores and clubs, through our e-commerce businesses or through the combination of both retail offerings. A critical piece of identifying consumer preferences involves price transparency, assortment of products, customer experience and convenience. These factors are of primary importance to customers and they continue to increase in importance, particularly as a result of digital tools and social media available to consumers and the choices available to consumers for purchasing products online, at physical locations or through a combination of both retail offerings. Failure to timely identify or effectively respond to changing consumer tastes, preferences (including the key factors described above) and spending patterns, whether for our physical retail offerings, e-commerce offerings or through a combination of these retail offerings, could negatively affect our relationship with our customers and the demand for our products and services.

Decreases in discretionary consumer spending may have an adverse effect on us.

A substantial portion of the products and services we offer are products or services that consumers may view as discretionary items rather than necessities. As a result, our results of operations are sensitive to changes in macroeconomic conditions that impact consumer spending, including discretionary spending. Difficult macroeconomic conditions, particularly high levels of unemployment, also impact our customers' ability to obtain consumer credit. Other factors, including consumer confidence, employment levels, interest rates, tax rates, consumer debt levels, and fuel and energy costs could reduce consumer spending or change consumer purchasing habits. Slowdowns in the U.S. or global economy, or an uncertain economic outlook, could adversely affect consumer spending habits and our results of operations.

Our advertising and marketing efforts may be costly and may not achieve desired results.

We incur substantial expense in connection with our advertising and marketing efforts. Although we target our advertising and marketing efforts on current and potential customers who we believe are likely to be in the market for the products we sell, we cannot assure you that our advertising and marketing efforts will achieve our desired results. In addition, we periodically adjust our advertising expenditures in an effort to optimize the return on such expenditures. Any decrease in the level of our advertising expenditures, which may be made to optimize such return could adversely affect our sales.

We may be required to collect sales tax on our direct marketing operations.

With respect to the direct sales, sales or other similar taxes are collected primarily in states where we have retail stores, another physical presence or personal property. However, various states or foreign countries may seek to impose sales tax collection obligations on out-of-state direct mail companies. A successful assertion by one or more states that we or one or more of our subsidiaries should have collected or should be collecting sales taxes on the direct sale of our merchandise could have an adverse effect on our business.

Government regulation is evolving and unfavorable changes could harm our business.

We are subject to general business regulations and laws, as well as regulations and laws specifically governing the Internet, e-commerce, electronic devices, and other services. Existing and future laws and regulations may impede our growth. These regulations and laws may cover taxation, privacy, data protection, pricing, content, copyrights, distribution, mobile communications, electronic device certification, electronic waste, energy consumption, environmental regulation, electronic contracts and other communications, competition, consumer protection, web services, the provision of online payment services, information reporting requirements, unencumbered Internet access to our services, the design and operation of websites, the characteristics and quality of products and services, and the commercial operation of unmanned aircraft systems. It is not clear how existing laws governing issues such as property ownership, libel, and personal privacy apply to the Internet, e-commerce, digital content, and web services. Jurisdictions may regulate consumer-to-consumer online businesses, including certain aspects of our seller programs. Unfavorable regulations and laws could diminish the demand for our products and services and increase our cost of doing business.

Changes in federal, state or local laws and regulations could increase our expenses and adversely affect our results of operations.

Our business is subject to a wide array of laws and regulations. The current political environment, financial reform legislation, the current high level of government intervention and activism and regulatory reform may result in substantial new regulations and disclosure obligations and/or changes in the interpretation of existing laws and regulations, which may lead to additional compliance costs as well as the diversion of our management's time and attention from strategic initiatives. If we fail to comply with applicable laws and regulations we could be subject to legal risk, including government enforcement action and class action civil litigation that could disrupt our operations and increase our costs of doing business. Changes in the regulatory environment regarding topics such as privacy and information security, product safety or environmental protection, including regulations in response to concerns regarding climate change, collective bargaining activities, minimum wage laws and health care mandates, among others, could also cause our compliance costs to increase and adversely affect our business and results of operations.

Our profitability is vulnerable to cost increases, inflation and energy prices.
Future increases in our costs, such as the cost of merchandise, shipping rates, freight and fuel costs, and store occupancy costs, may reduce our profitability. The minimum wage has increased or is scheduled to increase in multiple states and local jurisdictions, and there is a possibility Congress will increase the federal minimum wage. These cost changes may be the result of inflationary pressures, which could further reduce our sales or profitability. Increases in other operating costs, including changes in energy prices, wage rates and lease and utility costs, may increase our costs of sales or operating expenses and reduce our profitability.

Fluctuations in the mix of customer demand for our various types of solution offerings could impact our financial performance and ability to forecast performance.
Due to fluctuations in customer needs, changes in customer industries, and general economic conditions, customer demand for the range of our offerings varies from time to time and is not predictable. [give example of volatile product/service line.] In addition, our gross margins vary by customer and by segment and the mix of services provided to our customers could impact our results of operations as certain of our customers and segments have different gross margin profiles. Generally, the profitability of an account increases over time. As a result, the mix of solutions we provide to our customers varies at any given time, both within a quarter and from quarter-to-quarter. These variations in service mix impact gross margins and the predictability of gross margins for any period. You should not rely on the results of any one quarter as an indication of our future performance.

Our operating results may fluctuate due to factors that are difficult to forecast and not within our control.
Our past operating results may not be accurate indicators of future performance, and you should not rely on such results to predict our future performance. Our operating results have fluctuated significantly in the past, and could fluctuate in the future. Factors that may contribute to fluctuations include:

* changes in aggregate capital spending, cyclicality and other economic conditions, or domestic and international demand in the industries we serve;

* our ability to effectively manage our working capital;

* our ability to satisfy consumer demands in a timely and cost-effective manner;

* pricing and availability of labor and materials;

* our inability to adjust certain fixed costs and expenses for changes in demand;

* shifts in geographic concentration of customers, supplies and labor pools; and

* seasonal fluctuations in demand and our revenue.

If we fail to attract and retain enough sufficiently trained customer service associates and other personnel to support our operations, our business and results of operations will be seriously harmed.

We rely on customer service associates, and our success depends to a significant extent on our ability to attract, hire, train and retain qualified customer service associates. Companies in our industry, including us, experience high employee attrition. Our attrition rate for our customer service associates who remained with us following a 90-day training and orientation period was on average approximately 5% per month. A significant increase in the attrition rate among our customer service associates could decrease our operating efficiency and productivity. Our failure to attract, train and retain customer service associates with the qualifications necessary to fulfill the needs of our existing and future clients would seriously harm our business and results of operations.

Our ability to sell our products and services is dependent on the quality of our technical support services, and our failure to offer high quality technical support services would have a material adverse effect on our sales and results of operations.

Once our products are deployed within our end-customers' operations, end-customers depend on our technical support services to resolve any issues relating to these products. If we do not effectively assist our customers in deploying these products, succeed in helping our customers quickly resolve post-deployment issues, and provide effective ongoing support, our ability to sell additional products and services to existing customers would be adversely affected and our reputation with potential customers could be damaged. As a result, our failure to maintain high quality support services would have an adverse effect on our business and results of operations.

We are subject to rapid technological change and dependence on new product development.

Our industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, we must continually improve and enhance our products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Our success will also depend substantially upon our ability to anticipate, and to adapt our products and services to our collaborative partner's preferences. There can be no assurance that technological developments will not render some of our products and services obsolete, or that we will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on our business and results of operations. Also, to the extent one or more of our competitors introduces products and services that better address a customer's needs, our business would be adversely affected.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations.

We may face pricing pressure in obtaining and retaining our clients. Our clients may be able to seek price reductions from us when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. They may also reduce services if they decide to move services in-house. On some occasions, this pricing pressure results in lower revenue from a client than we had anticipated based on our previous agreement with that client. This reduction in revenue could result in an adverse effect on our business and results of operations.

Further, failure to renew client contracts on favorable terms could have an adverse effect on our business. Our contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If we are not successful in achieving a high rate of contract renewals on favorable terms, our business and results of operations could be adversely affected.

We may rely on subcontractors and partners to provide customers with a single-source solution or we may serve as a subcontractor to a third party prime contractor.

From time to time, we may engage subcontractors, teaming partners or other third parties to provide our customers with a single-source solution for a broader range of service needs. Similarly, we are and may in the future be engaged as a subcontractor to a third party prime contractor. Subcontracting arrangements pose unique risks to us because we do not have control over the customer relationship, and our ability to generate revenue under the subcontract is dependent on the prime contractor, its performance and relationship with the customer and its relationship with us. While we believe that we perform appropriate due diligence on our prime contractors, subcontractors and teaming partners and that we take adequate measures to ensure that they comply with the appropriate laws and regulations, we cannot guarantee that those parties will comply with the terms set forth in their agreements with us (or in the case of a prime contractor, their agreement with the customer), or that they will be reasonable in construing their contractual rights and obligations, always act appropriately in dealing with us or customers, provide adequate service, or remain in compliance with the relevant laws, rules or regulations. We may have disputes with our prime contractors, subcontractors, teaming partners or other third parties arising from the quality and timeliness of work being performed, customer concerns, contractual interpretations or other matters. We may be exposed to liability if we lose or terminate a subcontractor or teaming partner due to a dispute, and subsequently have difficulty engaging an appropriate replacement or otherwise performing their functions in-house, such that we fail to fulfill our contractual obligations to our customer. In the event a prime contract, under which we serve as a subcontractor, is terminated, whether for non-performance by the prime contractor or otherwise, then our subcontract will similarly terminate and we could face contractual liability and the resulting contract loss could adversely affect our business and results of operations.

The Company could be negatively impacted if found to have infringed on intellectual property rights.

Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.

Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.

To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.
Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

We depend on profitable royalty-bearing licenses of our technology, and if we are unable to maintain and generate such license agreements, then we may not be able to sustain existing levels of revenue or increase revenue.
We depend upon the identification, investment in and license of new patents for our revenues. If we are unable to maintain such license agreements and to continue to develop new license arrangements, then we may not have the resources to identify new technology-based opportunities for future patents and inventions in order to maintain sustainable revenue and growth.

Our current or future license agreements may not provide the volume or quality of royalty revenue to sustain our business. In some cases, other technology sources may compete against us as they seek to license and commercialize technologies. These and other strategies may reduce the number of technology sources and potential clients to whom we can market our services. Our inability to maintain current relationships and sources of technology or to secure new licensees, may have a material adverse effect on our business and results of operations.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.
Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the

integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

Our failure to deliver high quality server solutions could damage our reputation and diminish demand for our products, and subject us to liability.

Our customers require our products to perform at a high level, contain valuable features and be extremely reliable. The design of our server solutions is sophisticated and complex, and the process for manufacturing, assembling and testing our server solutions is challenging. Occasionally, our design or manufacturing processes may fail to deliver products of the quality that our customers require. For example, a vendor may provide us with a defective component that failed under certain heavy use applications. As a result, our product would need to be repaired. The vendor may agree to pay for the costs of the repairs, but we may incur costs in connection with the recall and diverted resources from other projects. New flaws or limitations in our products may be detected in the future. Part of our strategy is to bring new products to market quickly, and first-generation products may have a higher likelihood of containing undetected flaws. If our customers discover defects or other performance problems with our products, our customers' businesses, and our reputation, may be damaged. Customers may elect to delay or withhold payment for defective or underperforming products, request remedial action, terminate contracts for untimely delivery, or elect not to order additional products. If we do not properly address customer concerns about our products, our reputation and relationships with our customers may be harmed. In addition, we may be subject to product liability claims for a defective product. Any of the foregoing could have an adverse effect on our business and results of operations.

Cyclical and seasonal fluctuations in the economy, in internet usage and in traditional retail shopping may have an effect on our business.

Both cyclical and seasonal fluctuations in internet usage and traditional retail seasonality may affect our business. Internet usage generally slows during the summer months, and queries typically increase significantly in the fourth quarter of each year. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.
Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.
Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause

breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.

To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

We currently obtain components from single or limited sources, and are subject to significant supply and pricing risks.

Many components, including those that are available from multiple sources, are at times subject to industry-wide shortages and significant commodity pricing fluctuations. While the Company has entered into agreements for the supply of many components, there can be no assurance that we will be able to extend or renew these agreements on similar terms, or at all. A number of suppliers of components may suffer from poor financial conditions, which can lead to business failure for the supplier or consolidation within a particular industry, further limiting our ability to obtain sufficient quantities of components. The follow-on effects from global economic conditions on our suppliers, also could affect our ability to obtain components. Therefore, we remain subject to significant risks of supply shortages and price increases.

Our products often utilize custom components available from only one source. Continued availability of these components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

The Company depends on the performance of distributors, carriers and other resellers.

The Company distributes its products through cellular network carriers, wholesalers, national and regional retailers, and value-added resellers, many of whom distribute products from competing manufacturers. The Company also sells its products and third-party products in most of its major markets directly to education, enterprise and government customers, and consumers and small and mid-sized businesses through its online and retail stores.

Carriers providing cellular network service for iPhone typically subsidize users' purchases of the device. There is no assurance that such subsidies will be continued at all or in the same amounts upon renewal of the Company's agreements with these carriers or in agreements the Company enters into with new carriers.

Many resellers have narrow operating margins and have been adversely affected in the past by weak economic conditions. Some resellers have perceived the expansion of the Company's direct sales as conflicting with their business interests as distributors and resellers of the Company's products. Such a perception could discourage resellers from investing resources in the distribution and sale of the Company's products or lead them to limit or cease distribution of those products. The Company has invested and will continue to invest in programs to enhance reseller sales, including [staffing selected resellers' stores with Company employees and contractors, and] improving product placement displays. These programs could require a substantial investment while providing no assurance of return or incremental revenue. The financial condition of these resellers could weaken, these resellers could stop distributing the Company's products, or uncertainty regarding demand for the Company's products could cause resellers to reduce their ordering and marketing of the Company's products.

Government mandated safety standards are costly and technologically challenging.
Meeting or exceeding government-mandated safety standards is costly and often technologically challenging, especially where one or more government mandated standards may conflict. Government safety standards require manufacturers to remedy defects related to motor vehicle safety through safety recall campaigns, and a manufacturer is obligated to recall vehicles if it determines that they do not comply with a safety standard. Should we or government safety regulators determine that a safety or other defect or noncompliance exists with respect to certain of our vehicles, there could be a recall of a product and/or a significant increase in warranty claims, the costs of which could be substantial.

We may be subject to litigation despite compliance with regulations and industry standards.
We spend substantial resources ensuring that we comply with governmental safety regulations, mobile and stationary source emissions regulations, and other standards. Compliance with governmental standards, however, does not necessarily prevent individual or class actions, which can entail significant cost and risk. In certain circumstances, courts may permit tort claims even where our vehicles comply with federal and/or other applicable law. Litigation also is inherently expensive and uncertain, and we could experience significant adverse results, including negative public opinion.

Manufacturers are required to remedy defects related to safety and to emissions through safety recall campaigns, and a manufacturer is obligated to recall vehicles if it determines that they do not comply with an applicable regulatory standard.
In addition, if we determine that a safety or emissions defect or non-compliance exists with respect to certain of our products prior to the start of production, the launch of such product could be delayed until we remedy the defect or non-compliance.

We are dependent on a number of patents and other intellectual property rights, including licenses that are critical to our respective businesses and competitive positions.

Notwithstanding our intellectual property portfolio, our competitors may develop similar or superior proprietary technologies. Further, as we expand into regions where the protection of intellectual property rights is less robust, the risk of others replicating our proprietary technologies increases, which could result in a deterioration of our competitive position. We may assert claims against third parties who are taking actions that we believe are infringing on our intellectual property rights or may have such claims asserted against us. Claims are costly to prosecute, defend or settle and divert the efforts and attention of our management and employees. Claims of this sort also could harm our relationships with our customers and might deter future customers from doing business with us. If any such claim were to result in an adverse outcome, we may have to develop or license non-infringing products; pay damages to third parties, or cease the manufacture, use or sale of the infringing products. Any of the foregoing results could have a material adverse effect on our business, financial condition, results of operations or our competitive position.

We own or are licensed under a large number of U.S. and non-U.S. patents and patent applications, trademarks and copyrights.

Our intellectual property rights may expire or be challenged, invalidated or infringed upon by third parties or we may be unable to maintain, renew or enter into new licenses of third party proprietary intellectual property on commercially reasonable terms. Any of these events or factors could diminish or cause us to lose the competitive advantages associated with our intellectual property, subject us to judgments, penalties and significant litigation costs, and/or temporarily or permanently disrupt our sales and marketing of the affected products or services.

Risks Related to the Securities

The SAEFT will not be freely tradable until one year from the initial purchase date. Although the SAEFT may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the SAEFT. Because the SAEFT have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the SAEFT have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the SAEFT may also adversely affect the price that you might be able to obtain for the SAEFT in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A portion of the proceeds from the Offering will be used to pay the accrued and unpaid expenses of Adam Jones, Seth Romplema, Chris Davis, Rich Davy, Chelsea Chung.
These proceeds will not be available for the ongoing operations of the Company but will instead be paid to these insiders as repayment for expenses incurred prior to the Offering and owed to them by the Company.

A portion of the proceeds from the Offering will used to repay obligations of the Company currently in arrears.
These proceeds will not be available for the ongoing operations of the Company but will instead be paid to creditors for amounts which are currently overdue.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owners of 20% or more beneficially own up to 100.0% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Illinois law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

We provide a fan commerce platform for major leagues, live events, music, and art . We charge a subscription fee and flat fees for our services which our clients pay monthly and through transactions.

Business Plan

The Company is committed to bringing the best user experience to its customers through its innovative hardware, software and services. The Company's business strategy leverages its unique ability to design and develop its own [source code, hardware, application software and services] to provide its customers products and solutions with innovative design, superior ease-of-use and seamless integration. As part of its strategy, the Company continues to expand its platform for the discovery and delivery of third-party digital content and applications. We allow customers to discover and download applications and books through a variety of devices, including Apple and Android. We allow customers to easily discover, download and install applications. The Company also supports a community for the development of third-party software and hardware products and digital content that complement the Company's offerings.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
SAAS / Application	Fan commerce	esports, sport, music, web use

We have invented the NFE and are currently testing its utility in market.

We offer our content and services via our SAAS platform and our app.

Competition

The Company's primary competitors are Ticket Master, Lava.ai.

Token is a scalable, blockchain-based business with a cryptocurrency designed to enable a complete digital transformation of the live event space. The idea for Token originated as a possible solution to third-party profiteering, but soon developed into an innovative, data-driven platform that securely optimizes exchange between fans and entertainers. The early principle behind Token still remains, and the platform remains dedicated to enhancing and improving the fan experience, strengthening the bond between fans and entertainers, and making fandom more immersive, enjoyable, and personal in the digital era. For event producers, Token provides substantial value, serving as an integrated sales engine, marketing analytics platform, and controllable marketplace that spans ticketing, concessions, merchandise, and peer-to-peer exchange. For fans, the Token platform offers ample opportunities for streamlined experiences through its Single Sign-on application, utilizing blockchain technology to eliminate many of the issues currently presented by third party involvement. Token interconnects and enhances each moment of fandom, adding digital value to the fan experience. The $FAN token underpins the user experience, from initial sparks in interest, to collectable and personal NFT memorabilia you gather through your fandom journey. Token gives you control over your fan experience. Token brings crypto to the masses. As Token is integrated into the live events space and its community of fans and event producers begins to grow, it will become more than an end-to-end digital platform for fandom. It will become the global conduit for connecting passionate fans to unique lifelong experiences, and allowing event producers to identify, amplify and reward fandom in a new and transformative way

Supply Chain and Customer Base

Token offers brands, venues, and vendors the opportunity to tokenize the entire value ecosystem of the experiences they create and solve a critical issue within the events industry: Modern fan commerce is being rigged strictly for the benefit of third-party vendors. Live event venues are now at a disadvantage when negotiating with sponsors due to the disparate communication systems across each department. This leads to inefficiencies in areas like merchandising and concession, which then forces event spaces to rely on a litany of hidden fees to make up for lost revenue. Loyal fans continue to receive increasingly poor service at live shows. Previously common complaints about hidden attendance fees are now drowned out by disappointment with event venue basics: wait times for restrooms, concessions stands, and merchandise booths. This creates a cycle of frustration, and a loss on all sides. Event venues lose out on essential revenue to continue their operation, while fans lose out on essential experiences to continue offering their support. Token is the solution to breaking this cycle; a digital fan commerce platform designed to transform the live event experience through the insights of real-time data. Token uses a simple Single Sign-on Solution to keep users connected when scaled to meet the demands of large fan bases worldwide. Event businesses can use the real-time data provided by Token to improve the experience of both their staff and event attendees, using available information to inform the total management of facilities from preparation to preorders and cleaning and provide a greater total experience. Token also allows for seamless connection between fans and event producers outside of the venue environment, where users can securely manage previously external factors such as flights and hotels from a single network, and fans can discover unique live event experiences. Simple, Powerful, Encrypted Marketing Solutions Token uses real-time marketing analytics to enrich the fan experience and create greater connections during live events. Token defines new fan communities online, bringing patrons closer to the entertainers and events they love by removing unnecessary third-party vendors. Token collates live fan behavior into an organized constellation of usable data points, updating venue directors and entertainers in real-time through 5G connectivity. This is where the physical and digital world harmonizes through Token. At the discretion of the user, attendee experiences are recorded at the "micro" level, but analyzed for behavioral trends at the "macro" level. Every fan encounter that makes the event unique – their likes, dislikes, favorite apparel, and favorite snack – is captured by Token. These datasets hold insights into the unique preferences of each live event's attendees, informing venues how to best incentivize fans while preparing for the show. For entertainers themselves, Token offers a deeper layer of engagement than any fan platform today; it is directly linked to an ecosystem that empowers "tribes" to form around each performer

Our customers include the Chicago Lions Rugby Team, the Louisville Rugby Team, Faith No More -Band, and Moxy.io.

Intellectual Property

Patents

The following patent is owned by the Company's subsidiary, Token Fan-Commerce, LLC:

Application or Registration #	Title	Description	File Date	Grant Date	Country
U.S. App. No. 63/285,353	SYSTEMS AND METHODS FOR ISSUING CONSUMER INCENTIVES	21-1389-US-PRO			US

Trademarks

The following trademarks are owned by the Company's subsidiary, Token Fan-Commerce, LLC:

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
U.S. Serial No.. 97110821	Class 9: downloadable software Class 36: Cryptocurrency. Class 42: nondownloadable software	TF Logo	11/5/21	Pending	US
U.S. Serial No. 97110755	Class 36: Cryptocurrency	$FAN	11/5/21	Pending	US
U.S. Serial No. 97150426	Class 9: downloadable software Class 42: nondownloadable software	Non-Fungible Event	12/1/21	Pending	US
U.S. Serial No. 97220713	Class 9: downloadable software Class 42: nondownloadable software	Non-Fungible Experience	1/14/22	Pending	US
U.S. App. No. 97308931	Class 9: downloadable software Class 42: nondownloadable software	Non-Fungible Ownership	3/11/22	Pending	US

Governmental/Regulatory Approval and Compliance

SEC and MTL

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 1s785 Ironwood Lane, Wheaton, IL 60189

The Company conducts business in Illinois and British Virgin Islands.

The Company has the following subsidiaries:

Name	Entity Type	Location of Formation	Date of Formation	% Owned by Company
Token Fan Commerce LLC	LLC	Illinois	July 29, 2021	100.0%
Token Fan Commerce Limited	Limited Partnership	BVI	December 8, 2021	100.0%

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Estimated Attorney Fees	20.00%	$2,000	8.00%	$400,000
Estimated Accountant/Auditor Fees	5.00%	$500	0.40%	$20,000
General Marketing	5.00%	$500	10.00%	$500,000
Research and Development	20.00%	$2,000	40.00%	$2,000,000
Equipment Purchases	10.00%	$1,000	0.20%	$10,000
Future Wages	10.00%	$1,000	20.00%	$1,000,000
Accrued expenses of managers, officers, directors or employees	10.00%	$1,000	1.00%	$50,000
Repayment of obligations in arrears	10.00%	$1,000	0.40%	$20,000
General Working Capital	10.00%	$1,000	20.00%	$1,000,000
Total	**100.00%**	**$10,000**	**100.00%**	**$5,000,000**

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign. The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: Dev changes or situations out of our control.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors and Officers

The directors and officers of the Company are listed below along with all positions and offices held at the managing entity and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Adam Jones

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Founder, CEO, Director: Inception-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

N/A

Education

BS, Southern Illinois University

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Illinois law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 4 employees in Illinois and Texas.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Voting Class A Common Stock
Amount outstanding	100,000
Voting Rights	Yes
Anti-Dilution Rights	No
How this Security may limit, dilute or qualify the SAEFT issued pursuant to Regulation CF	The securities issued through the SAEFT will be subject to dilution if/when the Company issues new shares of Voting Class A Common Stock.
Difference between this security and the SAEFT being issued pursuant to Regulation CF	The securities issued through the SAEFT are non-voting, while these Securities have voting rights.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	95.98%

Type of security	Non-Voting Class B Common Stock
Amount outstanding	4,187.02
Voting Rights	No
Anti-Dilution Rights	No
How this Security may limit, dilute or qualify the Notes/BondsSAEFT issued pursuant to Regulation CF	The securities issued through the SAEFT will be subject to dilution if/when the Company issues new shares of Non-Voting Class B Common Stock.
Difference between this security and the SAEFT being issued pursuant to Regulation CF	The securities issued through the SAEFT will convert into these Securities.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	4.02%

Type of security	Simple Agreement for Equity and Future Tokens ("SAEFT")
Amount outstanding	4,187.02
Voting Rights	No
Anti-Dilution Rights	No
How this Security may limit, dilute or qualify the SAEFT issued pursuant to Regulation CF	The securities issued through the SAEFT will be subject to dilution when securities are issued through the other SAEFT's.
Difference between this security and the SAEFT being issued pursuant to Regulation CF	This is the same security.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	N/A

The Company does not have any outstanding debt as of the date of this Form C.

The Company has conducted the following offerings in the past 3 years.

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
SAEFT	4,187.02	$2,090,025.86	Working Capital	February 2022 - Ongoing	Section 4(a)(2)

Ownership

A majority of the Company is owned by Adam Jones.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Adam Jones	100.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

We are a pre-revenue company and our primary expenses consist of the following: pre seed funding. We do not anticipate generating revenue until December 2022.

The Company intends to achieve profitability in the next 12 months by deploying our application and SAAS services for teams, bands, and entertainers.

Liquidity and Capital Resources

The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "use of proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we currently have $2m in cash on hand which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company is, concurrently with this Offering, conducting a private placement offering of SAEFT's and has raised $2,090,025.86 as of the date of this Form C.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 25,000,000 of SAEFT for up to $5,000,000.00. The Company is attempting to raise a minimum amount of $10,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by October 7, 2023 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be canceled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $5,000,000.00 (the "Maximum Amount") and the additional Securities will be allocated .

The price of the Securities does not necessarily bear any relationship to the asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Fortress Trust until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until [48] hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers.. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be canceled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The Company determined the price using comparable company valuations and/or a discounted cash flow model. The minimum amount that a Purchaser may invest in the Offering is $250.

The Offering is being made through ChainRaise Portal, LLC, the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees

5.0% of the amount raised

Stock, Warrants and Other Compensation

N/A

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our organizational documents and the form SAEFT attached as Exhibit to this Form C in conjunction with the following summary information.

At the initial closing of this Offering (if the minimum amount is sold), the Company will have 100,000 shares of Voting Class A Stock and 4,187.02 shares of Non-Voting Class B Stock outstanding.

The material terms of the Security are as follows:

Each SAEFT will provide for the issuance of shares of "Class B Units" (defined in the Company's Certificate of Incorporation as Non-Voting Class B Stock) to the applicable Investor under the terms of the Company's Certificate of Incorporation and will additionally grant participation rights to such Investor in connection with the Token Launch (as defined below).

The Company will issue Class B Units of the Company to the Investors in exchange for their investments in this Offering. Class B Units will be entitled to a percentage of any allocations of net operating profits and losses of the Company, and any distributions of net operating cash flow from the Company. Each Investor's percentage interest will be determined based on the amount of such Investor's capital contribution and the total amount of capital contributions made by all Investors. Class B Units will not participate in any gain from a sale of the Company.

If Token Fan-Commerce Limited (the "Token Issuer") conducts an initial issuance of $Fan Token to the general public (the "Token Launch") while an Investor holds Class B Units, then, on the initial closing of the Token Launch, such Investor will receive, without any future payment, a number of $Fan Tokens equal to (i) such Investor's SAEFT capital contribution divided by (ii) a set number of cents per $Fan Token.

In the event of a sale or liquidation of the Company while an Investor holds Class B Units, such Investor will have a preference equal to such Investor's SAEFT capital contribution, which preference will be pari passu with all other Class B Units.

Voting and Control

The Securities have the following voting rights: none

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company has the right to repurchase the Class B Units upon the following conditions (capitalized terms not defined have the meaning ascribed to them in the Company's Certificate of Incorporation):

The Company shall have the right, but not the obligation, to repurchase at the Repurchase Price all, but not less than all, of a Purchaser's Class B Units: (i) as of any date on or after January 4, 2027, or (ii) as of any date after the Company's cumulative Net Profits for all Fiscal Years have exceeded three (3) times the aggregate Original Issue Price of all Class B Unit holders (the "Repurchase Date"); provided, that any such Repurchase Date shall not occur prior to the Token Issuance Date. The "Repurchase Price" means, with respect to the applicable Class B Units, the amount of available cash that would be paid as a dividend in respect of such Class B Units if the Company made a dividend of all available cash as of the applicable Repurchase Date.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES

UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

POTENTIAL INVESTORS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE COMPANY, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE COMPANY TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

None.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Adam Jones
(Signature)

Adam Jones
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Adam Jones
(Signature)

Adam Jones
(Name)

CEO
(Title)

August 19, 2022
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

Exhibit B   Form of SAEFT (with Certificate of Incorporation attached)

EXHIBIT A

Financial Statements



TKN Holdings, INC.
FINANCIAL STATEMENTS
As of July 31, 2022


TKN Holdings Inc

TKN Holdings Inc Financial Statements
As of July 31, 2022
Index to Audited Financial Statements

Audit Report	Page 3
Balance Sheet	Page 5
Income Statement	Page 6
Changes in Equity Statement	Page 7
Cash Flow Statement	Page 8
Notes to the Financial Statements	Page 9

 **TKN Holdings Inc**

 **Audits LLC**
CROWDFUNDING AUDITS AND REVIEWS

INDEPENDENT AUDITORS' REPORT

The Board of Directors

TKN Holdings Inc.
1209 Orange Street
Wilmington, DE 19801
USA

REPORT ON FINANCIAL STATEMENTS

I have audited the accompanying balance sheets TKN Holdings Inc as of July 31, 2022 and the related statements of operations, changes in owner's equity and cash flows for the period then ended. These financial statements are the responsibility of the Company's management.

MANAGEMENT'S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

Management is responsible for the preparation and fair presentation of these financialstatements in accordance with principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controlrelevant to the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

AUDITOR'S RESPONSIBILITY

My responsibility is to express an opinion on these financial statements based on my audits. I conducted my audits in accordance with generally accepted auditing standards as accepted in the United States of America. Those standards require thatwe plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit includes performing procedures to obtain audit evidence about the amountsand disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of risks of material misstatements of thefinancial statements, whether due to fraud or error. In making those risk assessments,the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I express no such opinion.



TKN Holdings Inc

An audit also includes evaluating appropriateness of accounting policies used and thereasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. Examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.

An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statementpresentation.

I believe that the audit evidence I have obtained is sufficient and appropriate to providea basis for my audit opinion.

OPINION

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TKN Holdings Inc as of July 31, 2022, and the results of operations, changes in owner's equity and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

EMPHASIS OF MATTER PARAGRAPH

The accompanying financial statements have been prepared assuming that the company will continue as going concern. As discussed in note 2.3 the company has accumulated deficit that raises substantial doubt about the company's ability to continue as going concern. Management plan is also explained in note 2.3. Our opinion is not modified with respect to this matter.

Amjad AbuKhamis

Amjad N I Abu Khamis

Certified Public Accountant, NH 08224
CF Audits LLC
159 Main St. STE 100
Nashua NH 03060
603-607-7600
cpa@cfaudits.com

 **TKN Holdings Inc**

Balance Sheet Statement
As of July 31, 2022

ASSETS	July 2022
Current Assets	
Checking Accounts	299,924
Total Current Assets	**299,924**
Fixed Assets	
Software Under Development	644,602
Total Fixed Assets	**644,602**
TOTAL ASSETS	**944,526**
LIABILITIES AND EQUITY	
Liabilities	-
Total Liabilities	-
Equity	
Common Shares Class A – 100,000 shares	1,000
Common Shares Class B – 15,000 shares	150
Contribution to Business	1,606,560
Net Income (Loss)	(619,065.28)
Total Equity	**944,526**
TOTAL LIABILITIES AND EQUITY	**944,526**

**TKN Holdings Inc**

Income Statement
As of July 31, 2022

	July 2022
Total Revenues	-
Less Operating Expenses	
Legal and Professional Fees	125,086
Salaries	331,751
Travel	35,745
Marketing and Advertisements	108,500
Dues and Subscriptions	3,458
General and Administrative	8,311
Tax Expenses	50,000
Bank Fees	333
Total Operating Expenses	**663,184**
Net Operating Income (Loss)	**(663,184)**
Net Income (Loss)	**(663,184)**



TKN Holdings Inc

Statement of Changes in Equity
As of July 31, 2022

	Paid in Capital	Retained Earnings	Equity Balance
Beginning Balance as of January 1, 2022	-	-	-
Shares Issued During 2022	1,150	-	1,150
Owners Contribution During 2022	1,606,560	-	1,607,710
Net Loss During 2022	-	(663,184)	944,526
Equity Ending Balance as of July 31, 2022	**1,607,710**	**(663,184)**	**944,626**


TKN Holdings Inc

Statement of Cash Flow
As of July 31, 2022

	2021
OPERATING ACTIVITIES	
Net Income (Loss)	(663,184)
Adjustments to Reconcile Net Income to Net Cash provided by operations:	-
Net cash used by operating activities	**(663,184)**
FINANCING ACTIVITIES	
Issuance of Shares	1,150
Owners Contribution	1,606,560
Net cash provided by financing activities	**1,607,710**
INVESTING ACTIVITIES	
Software Development	(644,602)
Net cash used for investing activities	**(644,602)**
NET CASH INCREASE (DECREASE) FOR PERIOD	**299,924**
Cash at the beginning of the period	-
CASH AT END OF PERIOD	**299,924**



TKN Holdings Inc

Notes to the Financial Statements:
As of July 31, 2022

1. DESCRIPTION OF THE BUSINESS

TKN Holdings, Inc. (The company) was incorporated in the State of Delaware in July 26, 2022 as a conversion of TNK Holdings LLC, which was incorporated on January 4, 2022.

TKN Holdings, Inc. is developing a fan-first commerce platform that will change the live event experience forever. Compared to current solutions, fans are taken advantage of, while their sports, brands, and bands don't understand their desires, motivations, and behaviours. Through the Token Events platform, a bridge is formed that integrates the digital and physical realms that fosters a dynamic, reciprocal relationship between fans and the entertainers, venues and brands who serve them.

Token is a scalable, blockchain-based business with a cryptocurrency designed to enable a complete digital transformation of the live event space. The idea for Token originated as a possible solution to third-party profiteering, but soon developed into an innovative, data-driven platform that securely optimizes exchange between fans and entertainers. The early principle behind Token still remains, and the platform remains dedicated to enhancing and improving the fan experience, strengthening the bond between fans and entertainers, and making fandom more immersive, enjoyable, and personal in the digital era.

This is critical infrastructure for the connected future. For more information about the business, visit the TKN Holdings website: http://tknevents.com

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1. Basis of Presentation

The Company has earned no revenues from limited principal operations. Accordingly, the Company's activities have been accounted for as those of a "Development Stage Enterprise" as set forth in Financial Accounting Standards Board Statement No. 7 ("SFAS 7"). Among the disclosures required by SFAS 7 are that the Company's financial statements be identified as those of a development stage company and that the statements of operations, shareolders equity (deficit), and cash flows disclose activity since the date of the Company's inception.

2.2. Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.



Notes to the Financial Statements (Continued)
As of July 31, 2022

2.3. Going Concern

The Company is a start-up and funding its operational expenses from the financing activities. Management has taken several actions to raise additional equity financing, furthermore, the company has paid all its due liabilities on timely manner so far. However, there can be no assurance that the company will successfully obtain sufficient equity financing on acceptable terms.

Failure to generate sufficient revenues, achieve planned gross margins, control operating costs, or raise adequate additional financing may require the Company to modify, delay or abandon some of its future planned expenditures, which could have a material adverse effect on the Company's business, operating results, financial condition and ability to achieve its intended business objectives. These circumstances raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

2.4. Use of Estimates

The preparation of financial statements in conformity with the U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Management evaluates the estimates and assumptions based on historical experience and believes those estimates and assumptions are reasonable based on the information available to them.

2.5. Development of Software

The company signed a contract with Digital Canvas, LLC dba Steadynamic in November 2021 to develop website and mobile applications for the company which will be used in its core operations, the new application expected to go live on September 2022, please refer to note 1 for further details.

2.6. Owners Equity

The company is authorized to issue two class of shares, class A shares with voting rights (total 100,000 shares), and class B shares with no-voting rights (total 15,000 shares). All shares are fully diluted at the par value $0.01 per share as of the date of this report. The owner of the business is contributing from his own account all necessary funds to cover the company liabilities when it is due.

2.7. Cash

The Company deposits its cash with financial institutions that the management believes are of high credit quality. The Company's cash consists primarily of cash deposited in U.S. dollar-denominated investment account.

EXHIBIT B

Form of SAEFT (with Certificate of Incorporation attached)

NEITHER THIS SAEFT, THE CLASS B UNITS ISSUED HEREUNDER NOR ANY TOKENS TO BE ISSUED OR DISTRIBUTED TO INVESTOR IN ACCORDANCE HEREWITH HAVE OR WILL BE REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"). AS SUCH, THIS SAEFT AND SUCH CLASS B UNITS MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED EXCEPT IN ACCORDANCE WITH THE CERTIFICATE OF INCORPORATION (AS DEFINED BELOW) AND PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OR UNLESS SOLD PURSUANT TO RULE 144 UNDER THE SECURITIES ACT. IN ADDITION TO, AND WITHOUT LIMITING, THE FOREGOING, FOR ONE YEAR FOLLOWING THE DATE OF THIS SAEFT, THIS SAEFT AND THE CLASS B UNITS ISSUED HEREUNDER MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SEC, OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE, AND MAY ALSO BE SUBJECT TO ADDITIONAL RESTRICTIONS UNDER THE CROWDFUNDING EXEMPTIONS.

TKN HOLDINGS INC.

SAEFT
(Simple Agreement for Equity and Future Tokens)

THIS SAEFT, dated as of _____ ___, 202_, is by and between the undersigned ("*Investor*") and TKN Holdings Inc., a Delaware corporation (f/k/a TKN Holdings LLC) (the "*Company*"). Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Certificate of Incorporation of the Company, dated as of _____ ___, 20__, as amended in accordance with its terms and applicable law (the "*Certificate of Incorporation*"). The current Certificate of Incorporation is attached as Exhibit A hereto.

1.   *Issuance of Class B Units*. Investor hereby purchases, and the Company hereby sells and issues to Investor, for an aggregate purchase price from Investor of $_____ (the "**Purchase Price**"), a number of Class B Units, $0.01 par value per share, equal to (x) the Purchase Price, divided by (y) $500 (i.e., $500 per Class B Unit). Investor hereby acknowledges and agrees that (i) the Purchase Price is the Original Issue Price for purposes of the Certificate of Incorporation and (ii) the Class B Units purchased hereunder are subject to the terms and conditions set forth in the Certificate of Incorporation.

2.   *Token Participation Rights*. As a Class B Unit Holder, if Token Fan-Commerce Limited, a limited company organized in the British Virgin Islands, or one of its Affiliates (the "*Token Issuer*") conducts an initial issuance of $Fan Token (the "*Token*") as a utility token for use in connection with the Fan Commerce Platform and Operating System (the "*Network*") to the general public (the "*Token*

Launch") while Investor holds the Class B Units issued to Investor hereunder, then, the Company will cause the Token Issuer to issue to Investor (either directly to Investor or indirectly via purchase of Tokens by the Company followed by an in-kind Token dividend from the Company to Investor, in each case, for no additional consideration from Investor), in accordance with a schedule determined by the Token Issuer prior to the Token Launch, a number of Tokens equal to (i) the Purchase Price divided by (ii) $0.20 per Token. Investor will execute and deliver to the Token Issuer and/or the Company any and all transaction documents related to its receipt of Tokens reasonably requested by the Token Issuer or the Company, and will provide to the Token Issuer and/or the Company a network address for which to allocate such Tokens to Investor.

3.   ***Liquidation Preference***. For the avoidance of doubt, the Class B Units issued to Investor hereunder shall have the benefit of a liquidation preference in the event of a sale or liquidation of the Company under Section 9.3(d) of Exhibit A to the Certificate of Incorporation.

4.   ***Company Representations***.

(a)   The Company is a corporation duly organized, validly existing and in good standing under the laws of Delaware, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this SAEFT is within the power of the Company and, other than with respect to the actions to be taken by Investor at the Token Launch, has been or will be duly authorized by all necessary actions on the part of the Company. This SAEFT constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation or default of (i) its certificate of incorporation or bylaws, (ii) any material statute, rule or regulation applicable to the Company, or (iii) any indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   To the knowledge of the Company, the performance and consummation of the transactions contemplated by this SAEFT do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   To the knowledge of the Company, the Company owns or possesses (or can obtain on commercially reasonable terms) sufficient legal rights to all patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, processes and other intellectual property rights necessary for its business as now conducted and as currently proposed to be conducted, without an infringement of the rights of others.

2

(e)   The Class B Units are duly authorized and validly issued, fully paid and nonassessable, and, subject to the truth and accuracy of the Investor's representations set forth herein, are issued under and exemption to, and in compliance with, all federal securities laws.

4.   ***Investor Representations.***

(a)   Investor has full legal capacity, power and authority to execute and deliver this SAEFT and to perform its obligations hereunder. This SAEFT constitutes valid and binding obligation of Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   Investor is purchasing Class B Units for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and Investor has no present intention of selling, granting any participation in, or otherwise distributing any Class B Units. Investor has such knowledge and experience in financial and business matters that Investor is capable of evaluating the merits and risks of its investment in Class B Units, is able to incur a complete loss of such investment without impairing Investor's financial condition and is able to bear the economic risk of such investment for an indefinite period of time.

(c)   Investor acknowledges that the Tokens are utility tokens principally designed and intended for use on the Network, and Investor intends to use the Tokens as a utility on the Network. Nonetheless, Investor has been advised that its rights to receive Tokens may be deemed to be a security, that the offers and sales of the Tokens will not be registered under any country's securities laws, and that resale of the Tokens may be impermissible or otherwise restricted by such laws. Further, there is no certainty that the United States Securities and Exchange Commission, United States Commodity Futures Trading Commission and/or one or more courts or other regulatory authorities will not determine the Tokens to be a security or the Class B Units or the Tokens to be subject to registration requirements.

(d)   Investor is not (1) a Sanctioned Person, (2) organized, resident or located in a Sanctioned Country, (3) engaged in any dealings with any Sanctioned Person or in any Sanctioned Country, or (4) otherwise in violation of Sanctions Laws. For purposes hereof:

(i)   "*Sanctioned Country*" means any country or region that is or has in the past five (5) years been the subject or target of a comprehensive embargo under Sanctions Laws;

(ii)   "*Sanctioned Person*" means any Person that is the subject or target of sanctions or restrictions under Sanctions Laws, including: (A) any Person listed on any U.S. or non-U.S. sanctions list, including the U.S. Office of Foreign Assets Control's Sectoral Sanctions Identification List; (B) any Person that is, in the aggregate, fifty percent (50%) or greater owned, directly or indirectly, or otherwise controlled by a Person or Persons described in clause (A); or (C) any national of a Sanctioned Country; and

(iii)   "*Sanctions Laws*" means all U.S. and applicable non-U.S. laws, statutes, regulations, orders or determinations relating to economic or trade sanctions, including those administered or enforced by the U.S. Department of the Treasury, U.S. Office of Foreign Assets Control, the U.S. Department of State and the United Nations Security Council.

(e)   Investor has been advised to consult its own legal and tax advisors with respect its purchase of Class B Units and potential receipt of Tokens.

(f)   Investor acknowledges that he/she/it shall not have any voting or other non-economic rights with respect to the Company, except to the limited extent set forth herein or in the Certificate of Incorporation. The Investor further acknowledges that he/she/it shall be subject to confidentiality and other obligations pursuant to the Certificate of Incorporation. In addition, the Investor acknowledges that the Class B Units are subject to repurchase by the Company in accordance with the terms of the Certificate of Incorporation.

(g)   The Investor acknowledges that no public market now exists for any SAEFT or Class B Unit of the Company, and that the Company does not expect that such a public market will ever exist.

5.   ***Miscellaneous***.

(a)   This SAEFT shall supplement the terms and conditions of the Certificate of Incorporation with respect to Investor. This SAEFT, together with the Certificate of Incorporation, sets forth the entire agreement and understanding of the parties relating to the subject matter herein and supersedes all prior or contemporaneous disclosures, discussions, understandings and agreements, whether oral of written, between them. This SAEFT is one of a series of SAEFTs entered into by the Company from time to time. Any provision of this SAEFT may be amended, waived or modified only upon the written consent of the Company and those holders who have paid a majority of the aggregate Purchase Price to the Company with respect to all SAEFTs outstanding at the time of such amendment, waiver or modification; provided that the Certificate of Incorporation may only be amended as set forth therein.

(b)   The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any Class B Units issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of SAEFTs.

(c)   Each party will bear its own expenses in connection with the transactions contemplated hereby. Any notice required or permitted by this SAEFT will be deemed sufficient when sent by email to the relevant email address listed on the signature page, as subsequently modified by written notice received by the appropriate party.

(d)   The Class B Units are not transferrable, except in accordance with Article VII of the Exhibit A to the Certificate of Incorporation. All of Investor's rights hereunder shall automatically be transferred together with any valid Transfer of Class B Units under the Certificate of Incorporation, and none of Investor's rights hereunder shall be separable from Investor's Class B Units in any respect.

(e)   This SAEFT will be governed by the laws of the State of Delaware and any disputes with respect hereto will be resolved in accordance with Section 12.6 of Exhibit A to the Certificate of Incorporation.

(Signature page follows)

5

A CROWDFUNDING INVESTMENT SUCH AS THIS INVOLVES RISK. YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. NEITHER THIS SAEFT, THE CLASS B UNITS ISSUED HEREUNDER NOR ANY TOKENS TO BE ISSUED OR DISTRIBUTED TO INVESTOR IN ACCORDANCE HEREWITH HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THE FORM C CORRESPONDING TO THIS SAEFT. THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING DOCUMENT OR LITERATURE. THIS SAEFT AND THE CLASS B UNITS ISSUED HEREUNDER ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE U.S. SECURITIES AND EXCHANGE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. PLEASE READ AND REVIEW THE FORM C CORRESPONDING TO THIS SAEFT CAREFULLY AND CONDUCT ALL FURTHER INVESTIGATION AS YOU SEE FIT PRIOR TO SIGNING THIS SAEFT.

IN WITNESS WHEREOF, the undersigned have caused this SAEFT to be duly executed and delivered.

THE COMPANY:

TKN Holdings Inc.

By:_____

Name: Adam Jones

Title: President

INVESTOR:

[NAME]

By:_____

Name: _____

Title:_____

Email:_____

<u>Exhibit A</u>

<u>Certificate of Incorporation</u>

See attached.



Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF

DELAWARE DO HEREBY CERTIFY THAT THE ATTACHED IS A TRUE AND

CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "TKN

HOLDINGS INC." FILED IN THIS OFFICE ON THE TWENTY-SIXTH DAY OF

JULY, A.D. 2022, AT 10:35 O`CLOCK P.M.



_____
Jeffrey W. Bullock, Secretary of State

6517077 8100V
SR# 20223095231

Authentication: 204053052
Date: 08-01-22

You may verify this certificate online at corp.delaware.gov/authver.shtml

CERTIFICATE OF INCORPORATION

OF

TKN HOLDINGS INC.

(a Delaware corporation)

The undersigned, in order to form a corporation pursuant to the General Corporation Law of the State of Delaware, does hereby certify as follows:

FIRST: The name of the corporation is TKN Holdings Inc. (the "Corporation").

SECOND: The address of the Corporation's registered office in the State of Delaware is 1209 Orange Street, Wilmington, Delaware 19801, in the county of New Castle. The name of the Corporation's registered agent at such address is The Corporation Trust Company.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the "GCL").

FOURTH: The total number of shares of capital stock which the Corporation shall have authority to issue is 115,000 shares of capital stock, consisting of (x) 100,000 shares of Voting Class A Common Stock (the "Voting Stock") and (y) 15,000 shares of Non-Voting Class B Common Stock (the "Non-Voting Stock"), all of which shall be common shares and all of which shall have a par value $0.01 per share. The Voting Stock shall have the exclusive right to vote for the election of directors and for all other purposes. Each share of Voting Stock shall have one vote, and the Voting Stock shall vote together as a single class. Each share of Non-Voting Stock shall have no voting rights or other management rights with respect to the Corporation.

FIFTH: The name and mailing address of the Corporation's incorporator is:

Name	Mailing Address
Adam Jones	1S785 Ironwood Lane Wheaton IL 60189

SIXTH: The Board of Directors of the Corporation is expressly authorized to adopt, amend, alter or repeal the bylaws of the Corporation (the "Bylaws").

SEVENTH: The election of directors of the Corporation need not be by written ballot unless otherwise provided in the Bylaws.

EIGHTH: Whenever a compromise or arrangement is proposed between the Corporation and its creditors or any class of them and/or between the Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of the Corporation or on the application of any receiver or receivers appointed for the Corporation under the provisions of Section 291 of Title 8 of the

GCL or on the application of trustees in dissolution or of any receiver or receivers appointed for the Corporation under the provisions of Section 279 of Title 8 of the GCL order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three-fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of the Corporation as a consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of the Corporation, as the case may be, and also on the Corporation.

NINTH: The personal liability of the directors of the Corporation is hereby eliminated to the fullest extent permitted by the GCL. Any repeal or modification of this Article Ninth shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification with respect to acts or omissions occurring prior to such repeal or modification.

TENTH: The Corporation shall indemnify each director, officer and employee of the Corporation or any person who is or was serving at the request of the Corporation as a director, officer, trustee, employee or agent of another corporation, partnership, joint venture, trust or other enterprise in the manner and to the fullest extent provided in Section 145 of the GCL, as the same now exists or may hereafter be amended.

ELEVENTH: Notwithstanding anything to the contrary contained herein, the Voting Stock and Non-Voting Stock are subject to the terms, conditions, rights and obligations set forth on Exhibit A attached hereto

IN WITNESS WHEREOF, the undersigned incorporator hereby executes this Certificate of Incorporation and affirms, under the penalties of perjury, that the facts set forth herein are true this 26th day of July, 2022.

DocuSigned by:

2BCB4057A64A498...

Adam Jones, Sole Incorporator

EXHIBIT A TO
THE CERTIFICATE OF INCORPORATION OF
TKN HOLDINGS INC.

EXPLANATORY STATEMENTS

A.   TKN Holdings LLC, a Delaware limited liability company (the "**LLC**") was formed pursuant to a Certificate of Formation filed with the Secretary of State on January 4, 2022.

B.   Pursuant to a Certificate of Conversion and this Certificate of Incorporation, each filed with the Secretary of State as of the date hereof (collectively, the "**Conversion Documents**"), and a Plan of Conversion, adopted as of the date hereof, the LLC shall be converted into TKN Holdings Inc., a Delaware corporation (the "**Company**"), in order to, among other things, realize certain tax and other benefits for the Company (such conversion, the "**Conversion**").

C.   This Exhibit A to the Certificate of Incorporation is intended to preserve the terms, conditions, rights and obligations applicable to Class A Unit Holders and Class B Unit Holders previously set forth in the Limited Liability Company Agreement of the LLC, effective as of January 10, 2022.

ARTICLE I
DEFINITIONS

The following capitalized terms have the meanings specified in this **Article I**. Other terms are defined in the text of this Agreement, and, throughout this Agreement, those terms have the meanings respectively ascribed to them.

"Affiliate," with respect to any Person, means: (i) any other Person owning 10% or more of the voting or beneficial interests of the subject Person; (ii) any other Person directly or indirectly controlling, controlled by or under common control with the subject Person; (iii) any officer, director, trustee or general partner of the subject Person; (iv) any individual who is a Family Member of the subject Person; or (v) any Person in which more than 10% of the voting or beneficial interests are owned by a Person who has a relationship with the subject Person described in clauses (i), (ii), (iii) or (iv) above; provided that, for the purposes of this definition, "control" (including, with correlative meanings, the terms "controlled by" and "under common control with"), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

"Agreement" means this Certificate of Incorporation, including this Exhibit A, as amended from time to time in accordance with its terms and the GCL.

"anniversary" as used herein means each year from the applicable stated date unless otherwise specifically stated herein.

"Applicable Law" means (i) the provisions of all applicable statutes and laws of the United States, the states thereof (including the GCL), and all other countries in which the Company or any of its Subsidiaries or other Affiliates are then doing business and (ii) the constitution, by-laws, rules, regulations, orders, regulatory circulars, customs and usage of any United States, state or foreign governmental, regulatory or self-regulatory authority, in each case having jurisdiction over the Company or any of its Subsidiaries or other Affiliates.

"Bankruptcy" means, with respect to a Unit Holder, the happening of any of the following: (i) the filing of an application by such Unit Holder for, or a consent to, the appointment of a trustee of all or a portion of such Unit Holder's assets for the benefit of creditors generally, (ii) the filing by such Unit Holder of a voluntary petition in bankruptcy or the filing of a pleading in any court of record admitting in writing such Unit Holder's inability to pay such Unit Holder's debts generally as they come due, (iii) the making by such Unit Holder of a general assignment for the benefit of creditors, or (iv) the entry of an order, judgment or decree by any court of competent jurisdiction adjudicating such Unit Holder as bankrupt or appointing a trustee of all or a portion of such Unit Holder's assets for the benefit of creditors generally, and such order, judgment or decree continuing unstayed and in effect for a period of ninety (90) days.

"Business Day" means any day other than Saturday, Sunday or a day on which commercial banks are authorized or required to close in Chicago, Illinois.

"Class A Unit" means a share of Voting Stock (as such term is defined in the Certificate of Incorporation).

"Class A Unit Holder" means a Person holding one or more shares of Voting Stock (as defined in the Certificate of Formation).

"Class B Unit" means a share of Non-Voting Stock (as such term is defined in the Certificate of Incorporation).

"Class B Unit Holder" means a Person holding one or more shares of Non-Voting Stock (as defined in the Certificate of Formation).

"Code" means the United States Internal Revenue Code of 1986, as amended, or any corresponding provision of any succeeding law.

"Company Asset" means any property or asset of the Company, and "Company Assets" means the aggregate of all of the property and assets of the Company.

"Conversion Documents" has the meaning ascribed to such term in the Explanatory Statements.

"Family Member" means, with respect to any individual, (i) such individual's spouse, (ii) such individual's siblings, (iii) such individual's direct descendants or adopted children, (iv) such individual's direct ancestors and (v) the spouse, direct descendant, adopted child or direct ancestor of such individual's sibling.

"Fiscal Year" means each twelve-month period (or portion thereof) beginning on January 1 and ending on December 31.

"Involuntary Withdrawal" means the occurrence of any of the following events: (a) with respect to any Class A Unit Holder, the Bankruptcy of such Class A Unit Holder; and (b) with respect to any Class B Unit Holder: (i) the Bankruptcy of such Class B Unit Holder; (ii) if such Class B Unit Holder is acting as a Class B Unit Holder by virtue of being a trustee of a trust, the termination of the trust; (iii) if such Class B Unit Holder is a partnership or another limited liability company, the dissolution and commencement of winding up of the partnership or limited liability company; (iv) if such Class B Unit Holder is a corporation, the dissolution of the corporation or the revocation of its charter; (v) if such Class B Unit Holder is an individual, such Class B Unit Holder's death, appointment of a guardian or general conservator for the member or adjudication by a court of competent jurisdiction as incompetent to manage such Class B Unit Holder's person or property or perform such Class B Unit Holder's duties hereunder; or (vi) any other event causing the resignation of such Class B Unit Holder under the Act.

"Joinder" means the applicable SAEFT or other joinder agreement between a Person and the Company pursuant to which such Person becomes a Class B Unit Holder of the Company, and which sets forth certain specific terms and conditions applicable to such Unit Holder and such Unit Holder's Class B Units. For the avoidance of doubt, in the event of any inconsistency between this Agreement and a Joinder, the Joinder shall take precedence with respect to the applicable Unit Holder and Unit.

"Majority-in-Interest of the Class A Unit Holders" means Class A Unit Holder(s) who hold more than 50% of the issued and outstanding Class A Units.

"Majority-in-Interest of the Class B Unit Holders" means Class B Unit Holder(s) who hold more than 50% of the issued and outstanding Class B Units.

"Manager" means Adam Jones, in his capacity as the sole member of the board of directors of the Company.

"Network" means the Fan Commerce Platform and Operating System.

"Original Issue Price" shall mean, with respect to each Unit Holder, the amount paid by such Unit Holder to the Company in exchange for such Unit Holder's Unit, whether by a capital contribution to the LLC or purchase of Units from the Company.

"Person" means any individual, corporation, partnership, association, limited liability company, trust, estate or other entity.

"Regulation" means the income tax regulations, including any temporary regulations, from time to time promulgated under the Code.

"Reserve" means an amount of funds deemed sufficient by the Manager in his sole discretion, as of the date of determination, for working capital, capital expenditures, other future uses of capital, and to pay taxes (specifically including the Manager's authority to retain reserves for purposes of paying tax obligations of the Company), insurance, debt service and/or other costs and expenses incident to the operation of the Company.

"SAEFT" means a Simple Agreement for Equity and Future Tokens by and between a Class B Unit Holder and the Company.

"Sale Transaction" means any transaction pursuant to which the Company sells its business, whether by (i) a sale or conveyance of all or substantially all of the Company's assets to any Person other than an Affiliate of the Company, (ii) a sale or conveyance of all or substantially all of the Units (or other equity interests of the Company) to any Person other than an Affiliate of the Company or (iii) a merger or consolidation of the Company with any Person other than an Affiliate of the Company pursuant to which the Unit Holders (and their Affiliates) immediately prior to such merger or consolidation shall own, immediately after giving effect thereto, less than a majority of the equity interest of the surviving entity (or its parent) or the purchasing entity (or its parent), as the case may be.

"Secretary of State" means the Secretary of State of the State of Delaware.

"Subsidiary" means, with respect to the Company, any corporation, limited liability company, partnership, association or entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by the Company or one or more of the other Subsidiaries of the Company or a combination thereof, or (ii) if a limited liability company, partnership, association or other business entity (other than a corporation), a majority of membership, partnership or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by the Company or one or more of the other Subsidiaries of the Company or a combination thereof. For purposes hereof, the Company shall be deemed to have a majority ownership interest in a limited liability company, partnership, association or other business entity (other than a corporation) if the Company shall be allocated a majority of limited liability company, partnership, association or other business entity gains or losses or shall be or control any manager, managing member, managing director or general partner of such limited liability company, partnership, association or other business entity.

"Token Issuance Date" means the date of the initial issuance to the general public of $Fan Token as a utility token for use in connection with the Network.

"Unit" means a Class A Unit, a Class B Unit or any share of stock in the Company subsequently issued by the Company.

"Unit Holder" means any Person who holds Unit(s).

ARTICLE II
[RESERVED]

ARTICLE III
[RESERVED]

ARTICLE IV
[RESERVED]

ARTICLE V
[RESERVED]

ARTICLE VI
CONFIDENTIAL INFORMATION

Each Class B Unit Holder recognizes and acknowledges that such Class B Unit Holder will be entrusted with or have access to confidential and proprietary information that is the property of the Company or its Affiliates and/or third parties to which the Company or any of its Affiliates owes a duty of confidentiality (whether pursuant to Applicable Law, by contract or otherwise). Each Class B Unit Holder therefore agrees that during the time that it or he is a Class B Unit Holder and at all times thereafter, such Class B Unit Holder shall (i) not, without the prior written consent of the Manager, directly or indirectly, use, copy or duplicate, disclose or otherwise make available to any third party, any Confidential Information (as defined below), (ii) take such protective measures as may be reasonably necessary to preserve the secrecy and interest of the Company or its Affiliates in the Confidential Information, and (iii) not, without the prior written consent of the Manager, utilize or convert Confidential Information for such Class B Unit Holder's own benefit or gain, of whatever nature. Upon ceasing to be a Class B Unit Holder for any reason whatsoever, or at any time requested by the Manager, each Class B Unit Holder shall promptly deliver or cause to be delivered any and all Confidential Information in such Class B Unit Holder's possession, custody or control. As used herein, the term "Confidential Information" shall mean trade secrets and other non-public information relating to the Company and its Affiliates, including, but not be limited to: business and investment plans and strategies, names, addresses and other information regarding all past, existing and prospective investors and any confidential information of any such investors, financial information and other proprietary information of the Company or its Affiliates and/or which the Company or any of its Affiliates is obligated to any third party to maintain as confidential. Notwithstanding the generality of the foregoing, the definition of "Confidential Information" does not include any information, materials or data that is or becomes generally available to the public other than as a result of such Class B Unit Holder's unauthorized direct or indirect acts. As between the Company and each Class B Unit Holder, the Company is and shall remain the exclusive owner of all rights, title and interest in and to the Confidential Information.

ARTICLE VII
TRANSFER OF MEMBERSHIP RIGHTS AND UNITS;
WITHDRAWAL OF MEMBERS

Section 7.1. <u>Transfers</u>. Notwithstanding anything to the contrary contained herein, no Unit Holder may transfer any Units except if such transfer is (i) required by **Section 7.3**, or (ii) with the prior written consent of the Manager, which consent may be given or withheld in his sole discretion.

Section 7.2.   Transfers by Operation of Law.

(a)   Immediately upon the occurrence of a transfer of Units effected by operation of law that does not constitute an Involuntary Withdrawal (an "**Operation of Law Transfer**"), the transferee of the Operation of Law Transfer shall thereupon automatically become a Unit Holder and, subject to **Section 7.3(b)**, shall have all of the rights and be subject to all of the obligations of a Unit Holder. Neither the transferor nor transferee of the Operation of Law Transfer shall be entitled to receive in liquidation of its Units the fair value of the transferor's Units as of the date of the Transfer Event.

(b)   Upon the occurrence of an Operation of Law Transfer with respect to any Unit Holder, the Company shall have the right, but not the obligation, to purchase from such transferee of the Operation of Law Transfer (each such Person is referred to herein as a "**Seller**"), all or any portion of the Units transferred pursuant to the Operation of Law Transfer (such Units referred to herein as "**Seller Units**") upon the following terms and conditions: (i) the foregoing option shall be exercisable by written notice to the Seller provided within one (1) year of the later of (A) the date of the Transfer Event, and (B) the date upon which the Manager acquires actual notice of such Transfer Event; (ii) the purchase price for the Seller Units shall be equal to the applicable Seller's Original Issue Price attributable to the Seller Units to be purchased by the Company; (iii) the purchase price for the Seller Units to be purchased pursuant to this **Section 7.3(b)** may be paid in cash at the closing of such purchase or may be paid by delivery of an unsecured promissory note subordinated and junior in right of payment to all other indebtedness of the Company and, if required by the Company, properly subordinated pursuant to Applicable Law, with customary terms and conditions, payable in three (3) equal annual installments, with the first installment due on the first anniversary of the closing and the subsequent annual installments due on the successive anniversary dates of the closing; provided, however, that if a contingent debt, obligation or liability (including, but not limited to, with respect to any damages, losses, costs or expenses the Manager determines in his sole discretion that the Company has incurred or may incur in connection with the circumstances giving rise to a Transfer Event) exists with respect to the period of time during which the Seller was a Unit Holder, the Manager may establish a reserve from such purchase price in such amount as the Manager determines in his sole discretion to satisfy such contingent debt, obligation or liability, the balance of which reserve (if any) after offset against any such debt, obligation or liability shall be distributed as provided in this **Section 7.3** only upon the termination of such contingency as determined by the Manager in his sole discretion. In connection with the purchase of any Seller Units under this **Section 7.3(b)**, interest shall accrue from the date of the closing on the balance of the purchase price remaining unpaid from time to time at the "Applicable Federal Rate" (as defined in the Code) in effect at the time of purchase, and accrued interest shall be payable together with each annual installment of the purchase price. All or part of the purchase price may be prepaid at any time without penalty or premium. Seller Units to be purchased pursuant to this **Section 7.3(b)** shall be purchased and sold at such place and time as the Company designates. At the closing, the Seller shall deliver to the Company appropriate duly endorsed transfer instruments reasonably required by the Company. If the Seller fails, for any reason, to tender the documents required for the purchase and sale of the Seller Units to be purchased by the Company from such Seller at the time and place specified by the Company, the Seller shall cease to have any rights with respect to such Seller Units except only to receive the purchase price therefor as computed pursuant to this **Section 7.3(b)** upon delivery of such instruments and such Seller Units shall be cancelled on the Company's books and shall no longer be outstanding.

Section 7.3.   [Reserved]

Section 7.4.   Transferees Bound by Agreement. Any successor or transferee of a Unit Holder hereunder shall be subject to and bound by all of the provisions of this Agreement as if such successor or transferee was originally a party to this Agreement.

Section 7.5.   Drag-Along. If a Sale Transaction is approved by the Manager and the Manager requires the Unit Holders to participate therein (an "**Approved Sale**"), each Unit Holder shall (i) consent to (if, and only if, such Unit Holder's consent is required with respect thereto pursuant to Applicable Law) and raise no objection to the Approved Sale or the process pursuant to which the Approved Sale was arranged, (ii) waive any dissenters' rights, appraisal rights and other similar rights and (iii) (x) if the Approved Sale is structured as a sale of Units (or other equity interests of the Company), agree to sell all Units (or other equity interests of the Company) held by such Unit Holder on the terms and conditions approved by the Manager, (y) if the Approved Sale is structured as a merger or consolidation, vote in favor thereof (if, and only if, such Unit Holder has the right to vote with respect thereto pursuant to Applicable Law), and (z) if the Approved Sale is structured as a sale of all or substantially all of the assets of the Company and a subsequent dissolution and liquidation of the Company, vote in favor thereof and vote in favor of the subsequent dissolution and liquidation of the Company (in each case, if, and only if, such Unit Holder has the right to vote with respect to such matters pursuant to Applicable Law).

ARTICLE VIII
REPURCHASE OF CLASS B UNITS

Section 8.1.   Repurchase of Class B Units. Notwithstanding anything to the contrary contained herein or in any Joinder, the Manager shall have the right, but not the obligation, to cause the Company to repurchase at the Repurchase Price all, but not less than all, of a Class B Unit Holder's Units: (i) as of any date on or after the fifth anniversary of the Effective Date, or (ii) as of any date after the Company's cumulative net profits for all Fiscal Years have exceeded three (3) times the aggregate Original Issue Price of all Class B Unit Holders (the "**Repurchase Date**"); provided, that any such Repurchase Date shall not occur prior to the Token Issuance Date. For purposes of this **Article VIII**, the "**Repurchase Price**" means, with respect to the applicable Class B Units, the amount of available cash that would be paid as a dividend in respect of such Class B Units if the Company made a dividend of all available cash as of the applicable Repurchase Date.

Section 8.2.   [Reserved].

Section 8.3.   Payment Terms. The Repurchase Price due under **Section 8.1** may be paid in cash at the Repurchase Date or may be paid by delivery of an unsecured promissory note subordinated and junior in right of payment to all other indebtedness of the Company, and, if required by the Company, properly subordinated pursuant to Applicable Law, with customary terms and conditions, payable six (6) months from the applicable Repurchase Date; provided, however, that where a contingent debt, obligation or liability exists with respect to the period of time during which Class B Units were held by the Class B Unit Holder, the Manager may establish a reserve from such Repurchase Price in such amount as the Manager determines in his sole discretion to satisfy such contingent debt, obligation or liability, the balance of which reserve (if any) after offset against any such debt, obligation or liability shall be paid as provided in this **Section 8.3** only upon the termination of such contingency as determined by the Manager in his sole discretion. In the event the Repurchase Price is not paid in cash at the Repurchase Date, interest shall accrue from the Repurchase Date on the balance of the Repurchase Price remaining unpaid from time to time at the "Applicable Federal Rate" (as defined in the Code) in effect at the time of purchase. All or part of the Repurchase Price may be prepaid at any time without penalty or premium. Units to be repurchased pursuant to this **Article VIII** shall be repurchased and sold at such place and time as the Company designates. At the closing, the applicable Class B Unit Holder shall deliver to the Company appropriate duly endorsed transfer instruments reasonably required by the Company. If the Class B Unit Holder fails, for any reason, to tender the documents required for the repurchase and sale of the applicable Class B Units to be repurchased by the Company from such Class B Unit Holder at the time and place specified by the Company, the such Class B Unit Holder shall cease to have any rights with respect to such Class B Units except only to receive the Repurchase Price therefor as computed pursuant to this **Section 8.3** upon delivery of such instruments and such Class B Units shall be cancelled on the Company's books and shall no longer be outstanding.

ARTICLE IX
DISSOLUTION, LIQUIDATION, AND TERMINATION OF THE COMPANY

Section 9.1. Dissolution. The Company shall only be dissolved upon the approval of the Manager.

Section 9.2. Procedure for Winding Up.

(a) Liquidating Agent. In the event of the dissolution of the Company, the Manager or a liquidating agent appointed by the Manager (the Manager or liquidating agent hereinafter referred to as the "**Liquidating Agent**"), shall commence to wind up the affairs of the Company and to liquidate the Company's assets. The Liquidating Agent shall have full right and unlimited discretion to determine the time, manner and terms of any sale or sales of Company property pursuant to such liquidation, giving due regard to the activity and condition of the relevant market and general financial and economic conditions. If any assets of the Company are paid as a dividend-in-kind to the Unit Holders, those assets shall be valued on the basis of their fair market value, and any Unit Holder entitled to any interest in those assets may receive that interest as a tenant-in-common with all other Unit Holders so entitled. The fair market value of the assets shall be determined by the Liquidating Agent in its sole discretion.

(b) Full Rights. The Liquidating Agent shall have all of the rights and powers with respect to the assets and liabilities of the Company in connection with the liquidation and termination of the Company that the Unit Holders and the Manager would have with respect to the assets and liabilities of the Company during the term of the Company, and the Liquidating Agent is hereby expressly authorized and empowered to execute any and all documents necessary or desirable to effectuate the liquidation and termination of the Company and the transfer of any assets.

(c)   No Economic Interest. Notwithstanding the foregoing, a Liquidating Agent that is not a Unit Holder shall not be deemed a Unit Holder and shall not have any of the economic interests in the Company of a Unit Holder, and such Liquidating Agent shall be compensated for its services to the Company at normal and customary rates for its services to the Company as reasonably determined by the Manager.

Section 9.3.   Distributions at Liquidation.   The Liquidating Agent shall, as soon as practicable, wind up the affairs of the Company and sell and/or distribute the assets of the Company. The assets of the Company shall be applied in the following order of priority:

(a)   first, to pay the costs and expenses of the winding up, liquidation and termination of the Company;

(b)   second, to creditors of the Company (other than any current or former Unit Holder (or his or its transferee) who is owed any amount pursuant to **Section 7.3** or **Section 8.3**), in the order of priority provided by law;

(c)   third, to establish Reserves adequate to meet any and all contingent or unforeseen liabilities or obligations of the Company; provided, that at the expiration of such period of time as the Liquidating Agent may deem advisable, the balance of such Reserves remaining after the payment of such contingencies or liabilities shall be distributed as hereinafter provided; and

(d)   fourth, to the Class A Unit Holders pro rata based upon the number of Class A Units owned by each Unit Holder.

Notwithstanding anything to the contrary in this **Section 9.3(d)**, in the event that the amount distributable to the Class B Unit Holders pursuant to this **Section 9.3(d)** (without giving effect to this paragraph) is less than the aggregate Original Issue Price of the Class B Unit Holders, then (i) the Company shall first distribute to the Class B Unit Holders, pro rata based on their respective aggregate Original Issue Price, an amount equal to the aggregate Original Issue Price of the Class B Unit Holders, and (ii) any remaining amount shall be distributed to the Class A Unit Holders pro rata based on the order of priority set forth above.

Section 9.4.   [Reserved].

Section 9.5.   Termination. The Company shall terminate when all property owned by the Company shall have been disposed of and the assets shall have been distributed as provided in **Section 9.3**. The Liquidating Agent shall then execute and cause to be filed a certificate of dissolution of the Certificate with the Secretary of State.

ARTICLE X
BOOKS, RECORDS, ACCOUNTING, AND TAX ELECTIONS

Section 10.1. Bank Accounts. All funds of the Company shall be deposited in a bank account or accounts maintained in the Company's name. The Manager shall determine the institution or institutions at which the accounts will be opened and maintained, the types of accounts, and the Persons who will have authority with respect to the accounts and the funds therein.

Section 10.2. Books and Records. The Manager shall keep or cause to be kept complete and accurate books and records of the Company and supporting documentation of the transactions with respect to the conduct of the Company's business. Each Class A Unit Holder and its duly authorized representatives shall be permitted to inspect the books and records of the Company at any reasonable time during normal business hours. Except as otherwise required by the Act, no Class B Unit Holder shall have any right to inspect the books and records of the Company, except to the extent otherwise determined by the Manager in his sole discretion.

Section 10.3. Annual Accounting Period and Taxable Year. The annual accounting period of the Company shall be its Fiscal Year. The Company's taxable year shall be selected by the Manager, subject to the requirements and limitations of the Code.

Section 10.4. Reports. The Manager shall use his reasonable efforts to cause to be sent to each Person who was a Unit Holder at any time during the Fiscal Year then ended, within ninety (90) after the end of each Fiscal Year, the tax information concerning the Company that is necessary to prepare the Unit Holder's income tax returns for that Fiscal Year.

Section 10.5. [Reserved].

Section 10.6. Tax Elections. The Manager shall have the authority to make, and abstain from making, all Company elections permitted under the Code, including, but not limited to, elections of methods of depreciation and elections under Code Section 754.

Section 10.7. Title to Company Property. All real and personal property acquired by the Company shall be acquired and held by the Company in its name.

ARTICLE XI
AMENDMENTS AND WAIVERS

A provision of this Agreement may only be amended or waived from time to time by the written agreement of a Majority-in-Interest of the Class A Unit Holders; provided, however, that except for any amendments to this Agreement made by the Manager otherwise authorized herein, the Manager and the Class A Unit Holders shall not have the right to amend any provision of this Agreement that would adversely and disproportionately (taking into account the relative rights and obligations of the Class B Unit Holders compared to the Class A Unit Holders) affect the rights or obligations of the Class B Unit Holders without the prior written consent of a Majority-in-Interest of the Class B Unit Holders. No failure on the part of a Unit Holder or the Company to exercise, and no delay in exercising, any right, power or privilege hereunder operates as a waiver thereof, nor does any single or partial exercise of any right, power or privilege hereunder preclude any other or further exercise thereof, or the exercise of any other right, power or privilege. The Manager shall have the right, in his sole discretion, to waive any provision(s) of this Agreement at any time with respect to any Unit Holder.

ARTICLE XII
GENERAL PROVISIONS

Section 12.1. [Reserved].

Section 12.2. Further Assurances. Each Unit Holder shall execute all such certificates and other documents and shall do all such filing, recording, publishing and other acts as the Manager deems appropriate to (i) comply with the requirements of law for the formation and operation of the Company; and (ii) comply with any laws, rules, and regulations relating to the acquisition, operation or holding of the property of the Company.

Section 12.3. Notifications. Any notice, demand, consent, election, offer, approval, request or other communication (collectively, a "**notice**") required or permitted under this Agreement must be in writing (which shall be deemed to include e-mail communications) and either delivered personally, sent by certified or registered mail, postage prepaid, return receipt requested, sent by recognized overnight delivery service or sent via e-mail (with confirmation). A notice must be addressed to a Unit Holder at the Unit Holder's address set forth on Schedule A and/or the books and records of the Company. A notice to the Company must be addressed to the Company's principal office. A notice that is sent by mail will be deemed given: (i) five (5) Business Days to an address within the United States or (ii) seven (7) Business Days to an address outside of the United States, in each case, after it is mailed. A notice sent by recognized overnight delivery service will be deemed given when received or refused. A notice sent by e-mail will be deemed given on the date received if received prior to 5:00 p.m. (in the time zone in which the Company's principal place of business is located) or on the next day if received on the preceding day after 5:00 p.m. (in the time zone in which the Company's principal place of business is located). Any party may designate, by notice to all of the others, substitute addresses or addressees for notices, and, thereafter, notices are to be directed to those substitute addresses or addressees.

Section 12.4. Specific Performance. The parties acknowledge and agree that irreparable injury will result to the Company and its Subsidiaries and other Affiliates from a breach or threatened breach of any provision of this Agreement and that the Company will not have an adequate remedy at law to fully remedy the injury. Accordingly, in the event of a breach or threatened breach of one or more of the provisions of this Agreement, any party who may be injured (in addition to any other remedies that may be available to that party) shall be entitled to one or more preliminary or permanent orders (without the necessity of showing actual monetary damages or of posting any bond or other security) (i) restraining and enjoining any act that would constitute a breach or a threatened breach, or (ii) compelling the performance of any obligation that, if not performed, would constitute a breach or a threatened breach.

Section 12.5. Complete Agreement. This Agreement, together with the Bylaws of the Company, as amended from time to time, and any written agreement between Unit Holders or between the Company and a Unit Holder (including, without limitation, a Joinder), constitute the complete and exclusive statement of the agreement among the Unit Holders with respect to the

Units, and no statement, inducement, representation, warranty or covenant with respect to the subject matter hereof by any party hereto, or by any agent or representative of any party hereto, that is not contained in this Agreement, shall be valid or relied upon by, or binding between, the parties. This Agreement and each Joinder supersede all prior written and oral statements, including any prior representation, statement, condition, or warranty.

Section 12.6. Applicable Law; Venue; Waiver of Jury Trial.

(a)   All questions concerning the construction, validity and interpretation of this Agreement or any Joinder and the performance of the obligations imposed by this Agreement or any Joinder shall be governed by the internal law, not the law of conflicts, of the State of Delaware. Subject to **Section 12.6(b)**, each Unit Holder hereby agrees that (a) any and all litigation arising out of this Agreement or any Joinder shall be conducted only in state or federal courts located in the State of Delaware and (b) such courts shall have the exclusive jurisdiction to hear and decide such matters. Each Unit Holder and the Company hereby (i) expressly waives any right to a trial by jury in any action or proceeding to enforce or defend any right, power or remedy under or in connection with this Agreement or any Joinder or arising from any relationship existing in connection with this Agreement or any Joinder, and (ii) agrees that any such action shall be tried before a court and not before a jury.

(b)   Notwithstanding anything to the contrary contained in **Section 12.6(a)**, each Unit Holder hereby agrees that the Company shall have the right to elect to arbitrate and compel arbitration of any dispute hereunder and/or under any Joinder through final and binding arbitration before JAMS (or its successor) ("**JAMS**"). The Company may commence the arbitration process by filing a written demand for arbitration with JAMS, with a copy to the applicable Unit Holder(s); provided, however, that either the Company or such applicable Unit Holder(s) may, without inconsistency with this arbitration provision, apply to any court in accordance with **Section 12.6(a)** and seek injunctive relief until the arbitration award is rendered or the controversy is otherwise resolved. Any arbitration to be conducted pursuant to this **Section 12.6(b)** will be conducted in Chicago, Illinois, or in the State of Delaware, as determined by the Company in its sole discretion, by one neutral arbitrator operating and appointed from the JAMS panel of neutrals in accordance with the provisions of JAMS Streamlined Arbitration Rules and Procedures in effect at the time the demand for arbitration is filed. The arbitrator shall have the authority to award any remedy or relief that a court of competent jurisdiction could order or grant, including, without limitation, the issuance of an injunction; provided, however, that the arbitration award shall not include factual findings or conclusions of law and no punitive damages shall be awarded. The fees and expenses of such arbitration shall be borne by the non-prevailing party, as determined by such arbitration. The provisions of this **Section 12.6(b)** with respect to the arbitration conducted pursuant to this **Section 12.6(b)** before JAMS may be enforced by any court of competent jurisdiction, and the parties seeking enforcement shall be entitled to an award of all costs, fees and expenses, including attorneys' fees, to be paid by the party (or parties) against whom enforcement is ordered. The parties agree that this **Section 12.6(b)** has been included to rapidly and inexpensively resolve any disputes between them with respect to the matters described herein, and that this **Section 12.6(b)** shall be grounds for dismissal of any court action commenced by any party with respect to a dispute arising out of such matters, in the event the Company elects to compel arbitration. The Manager and each Unit Holder shall maintain the confidential nature of the arbitration proceeding and the award, including the hearing, except as may be necessary to prepare for or conduct the arbitration hearing on the merits, or except as may be necessary in connection with a court application for a preliminary remedy, a judicial challenge to an award or its enforcement, or unless otherwise required by Applicable Law or judicial decision.

(c)　　Each Unit Holder hereby submits to the personal jurisdiction of such courts described in **Section 12.6(a)** and/or JAMS arbitration described in **Section 12.6(b)** and waives any objection such Unit Holder may now or hereafter have to venue or that such courts and/or JAMS arbitration are inconvenient forums.

Section 12.7. Section Titles. The headings herein are inserted as a matter of convenience only, and do not define, limit or describe the scope of this Agreement or the intent of the provisions hereof.

Section 12.8. Binding Provisions. This Agreement is binding upon, and inures to the benefit of, the parties hereto and their respective heirs, executors, administrators, personal and legal representatives, successors and permitted assigns.

Section 12.9. No Third Party Beneficiaries. Nothing contained in this Agreement is intended to confer upon any Person, other than the parties hereto and any successors and assigns described herein, any rights or remedies under or by reason of this Agreement.

Section 12.10. Terms. Common nouns and pronouns shall be deemed to refer to the masculine, feminine, neuter, singular and plural, as the identity of the Person may in the context require. All uses of the word "including" hereunder shall be construed to mean "including, but not limited to."

Section 12.11. Severability of Provisions. Should any provision of this Agreement be held to be unenforceable or enforceable only if modified, such holding shall not affect the validity of the remainder of this Agreement, the balance of which shall continue to be binding upon each Unit Holder with any such modification to become a part hereof and treated as though originally set forth in this Agreement. The Unit Holders further agree that any court or arbitrator is expressly authorized to modify any such unenforceable provision of this Agreement in lieu of severing such unenforceable provision from this Agreement in its entirety, whether by rewriting the offending provision, deleting any or all of the offending provision, adding additional language to this Agreement or by making such other modifications as it deems warranted to carry out the intent and agreement of the Unit Holders as embodied herein to the maximum extent permitted by law. The Unit Holders expressly agree that this Agreement as so modified shall be binding upon and enforceable against each of them. In any event, should one or more of the provisions of this Agreement be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision hereof, and if such provision or provisions are not modified as provided above, this Agreement shall be construed as if such invalid, illegal or unenforceable provision or provisions had never been set forth herein.

Section 12.12. [Reserved].

Section 12.13. <u>Legal Counsel</u>. The Company has engaged Katten Muchin Rosenman LLP ("**Katten**") as legal counsel to the Company. No legal counsel has been engaged by the Company to protect or otherwise represent the interests of the Unit Holders or the Manager. The Manager and the and Unit Holders: (a) approves Katten's representation of the Company in the preparation of this Agreement; (b) acknowledges that no legal counsel has been engaged by the Company to protect or otherwise represent the interests of the Unit Holders or the Manager, that Katten has not been engaged by any Unit Holder or the Manager to protect or represent the interests of such Unit Holder or the Manager vis-à-vis the Company in connection with the preparation of this Agreement, and that actual or potential conflicts of interest may exist among the Unit Holders and the Manager in connection with the preparation of this Agreement (with the consequence that a Unit Holder's or the Manager's interests may not be vigorously represented unless such Unit Holder or the Manager engages his or its own legal counsel); and (c) acknowledges further that such Unit Holder or the Manager has been afforded the opportunity to engage and seek the advice of his or its own legal counsel before entering into this Agreement.